EXHIBIT 99.1

News Release

For Immediate Release 19-33-TR	Date:	October 23, 2019

Teck Reports Unaudited Third Quarter Results for 2019

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) reported adjusted EBITDA1 2 of $1.1 billion for the third quarter. Adjusted profit attributable to shareholders1 2 was $403 million ($0.72 per share) compared with $466 million ($0.81 per share) a year ago. Profit attributable to shareholders was $369 million ($0.66 per share) for the third quarter of 2019 compared with $1.3 billion ($2.23 per share) a year ago.

“Over the past few years, we have focused our attention on maximizing production to capture margin during periods of higher commodity prices,” said Don Lindsay, President and CEO. “However, current global economic uncertainties are having a significant negative effect on the prices for our products, particularly steelmaking coal. As a result, we are focusing our attention on our RACE21™ program to improve efficiency and productivity across our business, the development of the QB2 project, which is a key component of Teck’s future growth, and the execution of our priority project at Neptune. We have also implemented a cost reduction program to reduce spending on our capital and operating costs for the balance of 2019 and 2020.”

Significant Items

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Adjusted profit attributable to shareholders was $403 million ($0.72 per share) compared with $466 million ($0.81 per share) in the third quarter of last year. Profit attributable to shareholders was $369 million ($0.66 per share) in the third quarter compared with $1.3 billion ($2.23 per share) a year ago.

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EBITDA was $1.0 billion in the third quarter compared with $2.1 billion in the third quarter of 2018. Our adjusted EBITDA in the third quarter totaled $1.1 billion compared with $1.2 billion last year.

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Gross profit was $787 million in the third quarter compared with $1.0 billion a year ago. Gross profit before depreciation and amortization1 2 was $1.2 billion in the third quarter compared with $1.4 billion in the third quarter of 2018.

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For the tenth straight year, we have been named to the Dow Jones Sustainability World Index, indicating that our sustainability practices are in the top 10% of the 2,500 largest companies in the S&P Global Broad Market Index. We were the top-ranked mining company on both the World and North American index.

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

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Construction at QB2 continues with over 5,000 people actively working on site across the six major construction areas. The project continues to target construction completion in the fourth quarter of 2021.

—	We continued to advance our RACE21TM innovation-driven efficiency program in the third quarter to generate an initial $150 million in annualized EBITDA improvements by the end of 2019.

—	Our liquidity remains strong at $6.8 billion, including $1.6 billion in cash at October 23, 2019, of which $1.0 billion is on deposit in Chile for the development of the QB2 project.

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While our financial position is strong, in light of uncertain economic conditions, we have implemented a company-wide cost reduction program and are deferring some of our planned capital projects, targeting reductions of approximately $500 million from previously planned spending through the end of 2020.

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The Red Dog concentrate shipping season is expected to be complete in early November. We expect to ship approximately 1.05 million tonnes of zinc concentrate and 175,000 tonnes of lead concentrate, representing all of the concentrate available to be shipped from the operation.

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In August, we signed a new three-year collective agreement with the supervisory union at Carmen de Andacollo. A regulated bargaining process with the workers’ union commenced in September. Mediation did not result in an agreement and the workers’ union commenced strike action on October 14, 2019.

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The US$2.5 billion limited recourse project financing to fund the development of QB2 is expected to close in the fourth quarter. With funding from the project financing and the partnering transaction with Sumitomo Metal Mining Co. Ltd. (SMM) and Sumitomo Corporation (SC), our first contributions to the project are not expected until early 2021.

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We have updated our 2019 capital expenditures guidance for targeted reductions and deferrals of capital projects under our cost reduction program. We have lowered 2019 production guidance for our Trail Operations. All changes are outlined in our Guidance tables on pages 31 to 34.

2       Teck Resources Limited 2019 Third Quarter News Release

This management’s discussion and analysis is dated as at October 23, 2019 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and nine months ended September 30, 2019, the unaudited condensed financial statements of Teck and the notes thereto for the three months ended March 31, 2019 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2018. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2018, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Our profit in the third quarter declined from a year ago primarily as a result of weakening commodity markets for our principal products, in particular steelmaking coal. Benchmark steelmaking coal prices sold under quarterly contracts have declined from US$210 per tonne in the first quarter of 2019 to US$178 per tonne in the third quarter and current spot market prices are approximately US$150 per tonne, having been as low as US$128 per tonne. Our average realized steelmaking coal price decreased by 9% from a year ago to US$156 per tonne in the third quarter. Copper and zinc prices in the third quarter averaged US$2.63 and US$1.07 per pound, decreases of 5% and 7% compared with a year ago. In addition to commodity price effects, our third quarter profit decreased compared to the same period last year, when we realized an after-tax gain of $812 million on the sale of our two-thirds interest in the Waneta Dam to BC Hydro.

We remain confident in the longer-term outlook for our major commodities; however, global economic uncertainty has had a significant negative effect on the prices for our products this year. The company’s financial position is strong and we continuously monitor all aspects of our markets in order to be in a position to take appropriate action. As such, we have implemented a company-wide cost reduction program and are deferring some of our planned capital projects, targeting reductions of approximately $500 million from previously planned spending through the end of 2020.

Our gross profit in the third quarter declined by $222 million compared with a year ago, almost entirely due to lower prices and a decrease in sales volumes in our steelmaking coal business unit. Gross profit in our copper and zinc business units declined by a total of $39 million due to lower base metals prices, which were partially offset by higher sales volumes and lower unit costs. Our energy business unit’s gross profit increased by $26 million compared with a year ago when Fort Hills was still in the ramp-up to full operations. Despite the weaker commodity price environment, our adjusted EBITDA1 was $1.1 billion in the third quarter compared with $1.2 billion a year ago as a result of our focus on operations and optimization of production, and the positive contribution from our energy business unit.

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

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Production of our principal products in the third quarter was similar to a year ago and the second quarter of this year. In late August, an electrical equipment failure occurred at our Trail Operations. Repairs are expected to be complete by mid-December and as a result, production capacity will be reduced by approximately 25,000 tonnes of refined zinc. Fort Hills bitumen production in the third quarter continued to be below design capacity as a result of the Government of Alberta production curtailments that came into effect on January 1, 2019. In the third quarter, citing continued delays in the development of export pipeline capacity, the Government of Alberta announced the extension of its production curtailment to the end of December 2020, with the option to terminate earlier. In light of the ongoing curtailments, we continue to expect to be at the lower end of our production guidance range for the year.

Construction at QB2 continues with over 5,000 people actively working across the six major construction areas on the project. All major contractors have mobilized. The project continues to target construction completion in the fourth quarter of 2021 with ramp-up to full production expected during 2022. Project development expenditures in the third quarter were US$321 million, in line with our updated guidance issued in the second quarter.

The US$2.5 billion limited recourse project financing to fund the development of the QB2 project is expected to close in the fourth quarter. With funding from the project financing and the partnering transaction with Sumitomo Metal Mining Co. Ltd. (SMM) and Sumitomo Corporation (SC), our first contributions to the project are not expected until early 2021.

During the quarter, we continued to implement our innovation-driven efficiency program RACE21™. By the end of 2019, we expect to implement initiatives to generate an initial $150 million in annualized EBITDA improvements. These initiatives primarily relate to the expansion of programs such as predictive maintenance, the use of mining analytics to improve cycle times and improvements in our processing plants. We expect the one-time implementation cost of these initiatives will be approximately $45 million in 2019 and that the benefits will be recurring.

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Profit and Adjusted Profit1

Profit attributable to shareholders in the third quarter was $369 million, or $0.66 per share, compared with $1.3 billion, or $2.23 per share, in the same period a year ago.

Adjusted profit attributable to shareholders in the third quarter, taking into account the items identified in the table below, was $403 million, or $0.72 per share, compared with $466 million, or $0.81 per share, in the third quarter of 2018. The most significant adjusting item in the table below was an after-tax gain in the third quarter of 2018 on the sale of our two-thirds interest in the Waneta Dam. There were no individually significant adjusting items in the third quarter of 2019.

The decrease in our adjusted profit compared with a year ago was primarily due to a reduced contribution from our steelmaking coal business unit as a result of lower prices and a decrease in sales volumes of approximately 600,000 tonnes. Lower prices for copper and zinc in the third quarter were almost entirely offset by increased sales volumes and an improved contribution from our energy business unit compared with a year ago.

Profit and Adjusted Profit

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2019	2018	2019	2018

Profit attributable to shareholders	$369	$1,281	$1,230	$2,674
Add (deduct):
Debt prepayment option loss (gain)	–	(17)	(77)	7
Debt redemption loss	–	19	166	19
Gain on sale of Waneta Dam	–	(812)	–	(812)
Asset impairment	–	–	109	–
Taxes and other	34	(5)	2	(16)
Adjusted profit attributable to shareholders[1]	$403	$466	$1,430	$1,872
Adjusted basic earnings per share1 2	$0.72	$0.81	$2.54	$3.26
Adjusted diluted earnings per share1 2	$0.72	$0.80	$2.52	$3.21

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments, commodity derivatives, inventory write-downs and reversals, share-based compensation and changes in the discounted value of decommissioning and restoration costs at closed mines. Taken together, these items resulted in $12 million of after-tax charges ($23 million before tax) in the third quarter, or $0.02 per share. We do not adjust our reported profit for these items.

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FINANCIAL OVERVIEW	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except per share data)	2019	2018	2019	2018

Revenues and profit
Revenues	$3,035	$3,209	$9,279	$9,317
Gross profit before depreciation and amortization[1]	$1,223	$1,389	$4,084	$4,693
Gross profit	$787	$1,009	$2,880	$3,610
EBITDA[1]	$1,032	$2,064	$3,236	$5,022
Profit attributable to shareholders	$369	$1,281	$1,230	$2,674

Cash flow
Cash flow from operations	$1,062	$877	$2,702	$3,101
Property, plant and equipment expenditures	$824	$421	$1,905	$1,240
Capitalized stripping costs	$159	$162	$528	$534
Investments	$43	$116	$123	$252

Balance Sheet
Cash balances			$1,619	$1,483
Total assets			$41,817	$38,373
Debt and lease liabilities, including current portion			$4,929	$5,235

Per share amounts
Profit attributable to shareholders	$0.66	$2.23	$2.19	$4.66
Dividends declared	$0.05	$0.05	$0.15	$0.15

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal and bitumen)
Steelmaking coal (million tonnes)	6.5	6.4	19.0	18.9
Copper[2]	79	72	226	221
Zinc in concentrate	172	180	491	516
Zinc – refined	72	74	221	228
Bitumen (million barrels)2 3	3.1	2.5	9.1	3.2

Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Steelmaking coal (million tonnes)	6.1	6.7	18.7	19.4
Copper[2]	75	69	226	220
Zinc in concentrate	190	184	457	439
Zinc – refined	74	75	224	229
Blended bitumen (million barrels)2 3	4.3	3.1	12.2	4.3

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$156	$172	$175	$186
Copper (LME cash – US$/pound)	$2.63	$2.77	$2.74	$3.01
Zinc (LME cash – US$/ pound)	$1.07	$1.15	$1.18	$1.37
Blended bitumen (realized US$/barrel)[3]	$45.26	$48.94	$46.44	$50.14
Average exchange rate (CAD$ per US$1.00)	$1.32	$1.31	$1.33	$1.29

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and a reconciliation to GAAP measures.
2)
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

3)	Fort Hills results included from June 1, 2018.

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BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2019	2018	2019	2018

Revenues
Steelmaking coal	$1,277	$1,505	$4,417	$4,675
Copper	601	611	1,877	2,081
Zinc	902	884	2,223	2,274
Energy[1]	255	209	762	287
Total	$3,035	$3,209	$9,279	$9,317

Gross profit before depreciation and amortization[2]
Steelmaking coal	$628	$810	$2,456	$2,770
Copper	269	291	841	1,096
Zinc	277	281	646	807
Energy[1]	49	7	141	20
Total	$1,223	$1,389	$4,084	$4,693

Gross profit (loss)
Steelmaking coal	$425	$634	$1,871	$2,221
Copper	143	171	487	739
Zinc	207	218	481	663
Energy[1]	12	(14)	41	(13)
Total	$787	$1,009	$2,880	$3,610

Gross profit margins before depreciation2 3
Steelmaking coal	49%	54%	56%	59%
Copper	45%	48%	45%	53%
Zinc	31%	32%	29%	35%
Energy[1]	19%	3%	19%	7%

Notes:
1)	Fort Hills financial results included from June 1, 2018.
2)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

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STEELMAKING COAL BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2019	2018	2019	2018

Steelmaking coal price (realized US$/tonne)	$156	$172	$175	$186
Steelmaking coal price (realized CAD$/tonne)	$206	$224	$233	$240
Production (million tonnes)	6.5	6.4	19.0	18.9
Sales (million tonnes)	6.1	6.7	18.7	19.4
Gross profit before depreciation and amortization[1]	$628	$810	$2,456	$2,770
Gross profit	$425	$634	$1,871	$2,221
Property, plant and equipment expenditures	$184	$120	$481	$280

Performance

Gross profit in the third quarter from our steelmaking coal business unit was $425 million compared with $634 million a year ago. Gross profit before depreciation and amortization in the third quarter declined by $182 million from a year ago (see table below), primarily due to a 9% decrease in steelmaking coal prices and a 9% decline in sales volumes. These items were partially offset by higher royalties received in respect of our Greenhills Operations under the joint venture extension agreement signed in the first quarter of 2019.

Third quarter sales volumes of 6.1 million tonnes were 9% lower than a year ago and below our guidance range of 6.3 to 6.5 million tonnes. In the quarter, our sales were affected by material handling issues and planned construction outages as the facility upgrade at Neptune Bulk Terminals progressed, which limited our ability to overcome the shortfall. Efforts are focused on resolving the material handling issues. Our third quarter sales could have exceeded the high end of our guidance range had there been no logistical issues.

The table below summarizes the change in gross profit, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended September 30,

As reported in third quarter of 2018	$810
Increase (decrease):
Steelmaking coal price realized	(124)
Sales volumes	(74)
Unit operating and transportation costs	(14)
Poscan royalty	21
Inventory write-down	(4)
Foreign exchange	13
Net decrease	(182)
As reported in current quarter	$628

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

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Property, plant and equipment expenditures totaled $184 million in the third quarter, of which $90 million was for sustaining capital. Capitalized stripping costs were $104 million in the third quarter compared with $117 million a year ago.

Markets

Steel production and demand for seaborne steelmaking coal remained strong through the first half of 2019 before market conditions deteriorated in the third quarter. Steelmaking coal spot prices were affected by pressure on steelmakers’ margins created by lower steel pricing and continued high iron ore pricing. The steelmaking coal market remains fundamentally supported by demand from steel capacity growth in India, Southeast Asia, and increased imports in China. While investment in steelmaking coal capacity increased in the past two years, it remains low and could be constrained further by recent price movements. Challenging permitting processes for steelmaking coal mines also limits the supply response.

The third quarter price index for steelmaking coal sold under quarterly contracts based on the average of three assessments was established at US$178 per tonne.

Operations

Third quarter production of 6.5 million tonnes was 2% higher than the same period a year ago, supported by third quarter production records at our Line Creek and Greenhills Operations and strong processing throughput at other operations. Site inventory storage areas were at full capacity at times as a result of logistical constraints and material handling issues, negatively affecting operations in the quarter. Over the balance of the quarter, site inventories were reduced, however construction outages at Neptune Bulk Terminals affected our ability to recover and some plants were forced to idle as a result of these challenges. As noted above, work is ongoing to resolve the materials handling issues.

The business unit achieved strong results for total material movement in the third quarter of 79 million bank cubic metres, a 6% increase from the same quarter a year ago. Records for total material moved were set at our Line Creek and Elkview Operations in the third quarter. The increased mining activity reflects a decision to advance stripping activity in 2019 at our Elkview Operations in order to increase production in late 2020. The operations are fully utilizing equipment fleets and productivities remain high.

Cost of Sales

Site unit cost of sales in the third quarter of $67 per tonne were the same as a year ago. Total site cash spending decreased by 1% in the third quarter compared to a year ago and by 5% when compared to the second quarter of this year, supported by a reduction in contractor utilization. Lower overall spending, combined with higher production in the fourth quarter than in the first nine months of this year, is expected to reduce our unit costs per tonne, as anticipated in our 2019 guidance. We are expecting full year 2019 cost of sales to be at the high end of our annual guidance range of $62 to $65 per tonne.

Third quarter transportation costs were $39 per tonne, 5% higher than the same period a year ago, due to rate increases and demurrage charges associated with the product availability and material handling challenges in the quarter. We are expecting full year 2019 transportation costs to be at the high end of our annual guidance range of $37 to $39 per tonne. In the fourth quarter,

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planned outages are expected at Neptune Bulk Terminals to allow for in-water works as part of the facility upgrade, and at Ridley Terminals for a three-week dumper outage.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in CAD$ per tonne)	2019	2018	2019	2018

Adjusted site cost of sales[1]	$67	$67	$66	$61
Transportation costs	39	37	39	37
Inventory write-down	1	–	–	–
Unit costs[1]	$107	$104	$105	$98

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per tonne)	2019	2018	2019	2018

Adjusted site cost of sales[1]	$51	$51	$50	$47
Transportation costs	29	28	29	29
Inventory write-down	1	–	–	–
Unit costs[1]	$81	$79	$79	$76

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation to GAAP measures.

Our total cost of sales for the quarter also included a $17 per tonne charge for the amortization of capitalized stripping costs and $16 per tonne for other depreciation.

Outlook

Consistent with the guidance issued in the second quarter, we continue to expect our 2019 production to be between 25.5 and 26.0 million tonnes.

We are expecting sales volumes in the fourth quarter of 2019 to be approximately 6.2 to 6.4 million tonnes. Planned outages at Ridley Terminals and Neptune Bulk Terminals will result in approximately 40 lost train dumping or berthing days, affecting our sales volumes in the fourth quarter.

In response to declining coal prices, we have deferred our planned capital expenditures by an additional $70 million from the previous guidance. We now expect our 2019 capital expenditures to be $120 million lower than our original guidance, with some of the reductions due to the timing of expenditures. Of the $70 million, $60 million relates to sustaining capital expenditures and $10 million relates to major enhancement capital expenditures.

As disclosed in the second quarter, mine sequence changes at some of our operations have increased our expected capitalized stripping costs in 2019 to approximately $445 million, above

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our original guidance of $410 million. This is a timing issue and spending on stripping activities in 2019 will reduce stripping costs in future years.

We continue to progress the Neptune Bulk Terminals facility upgrades, which will significantly increase terminal-loading capacity and improve our capability to meet our delivery commitments to our customers while lowering our overall logistics costs. The definitive cost estimate for the project is expected to be complete in the fourth quarter. The cost of the project has risen as a result of various factors including effects of executing construction activities within an active port operation, additional project scope, engineering design evolution, difficult geotechnical conditions and field productivity. Current indications are that the total cost of the project is expected to be in the range of $750 to $800 million. In light of the supply chain performance issues we have experienced, including ongoing contamination of our product by sub-bituminous coal, which adversely affects our customers, the business case for this project remains strong. It will provide us with an exclusive terminal that meets the long-term requirements of our customers for consistent, high-quality product at significantly reduced costs. The Neptune Bulk Terminals facility upgrades are expected to be completed in the first quarter of 2021.

Pricing softened in the third quarter of 2019, reflecting the pressure on steelmakers’ margins created by lower steel pricing and continued high iron ore prices. A number of steelmakers reduced production as uncertainty created by trade disputes and the global economy slowdown persist. While our cost of sales will be lower in the fourth quarter of 2019, we plan to complete the majority of our major plant outages earlier in 2020, reducing our steelmaking coal production in the first half of the year and increasing production in the third and fourth quarters. As a result, we expect quarterly cost of sales to be significantly higher in the first quarter of 2020 than the fourth quarter of 2019 with the lower production rates, and then decreasing significantly in the second half of the year when we are back to full production levels. Overall, we expect our cost of sales to be lower in 2020 than in 2019. As in prior years, annual production volumes can be adjusted to reflect market demand for our products, subject to adequate rail and port service. Assuming that current market conditions persist, annual production in 2020 is expected to be similar to 2019.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan), an area-based management plan that was approved in the fourth quarter of 2014 by the British Columbia (B.C.) Minister of Environment. The Plan establishes short, medium and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation.

In accordance with the Plan, we have constructed the first active water treatment facility (AWTF) at our Line Creek Operations. The construction of the second AWTF at our Fording River Operations is advancing as planned and we are on schedule for late 2020 construction completion and commissioning of the facility.

The Elkview Operation’s Saturated Rock Fill (SRF) full-scale trial has been successfully operating since January 2018, treating up to 10 million litres of water per day and achieving near-complete removal of nitrate and selenium from mine-impacted waters.

The B.C. Government has endorsed SRFs and we have received approval to begin construction to expand the capacity of the Elkview SRF. This expansion of the Elkview SRF will replace the previously planned Elkview AWTF. We expect the expanded Elkview SRF to be operational in

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the fourth quarter of 2020. We estimate that over the long term, SRFs will significantly reduce capital and operating costs compared to AWTFs of similar capacity.

Capital spending on water treatment in 2019 is expected to be approximately $175 million, down from our previous guidance of $235 million due to the timing of expenditures. We will not reduce or defer water treatment expenditures as part of our cost reduction program. The spending includes the use of various innovative technical solutions to address water quality issues. These range from source control, including the development of a clean water diversion at Fording River and the reduction of nitrate from blasting, the expansion of the Elkview SRF, ongoing construction of Fording River AWTF South, advancing management of calcite and the early development of water treatment solutions for Fording River North. Additional research and development projects are ongoing to continue to improve our understanding of water quality, source control and treatment options.

Final costs of implementing the Plan and managing water quality will depend in part on the technologies applied and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Our current plan is that the Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs. Implementation of this plan will require additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially adversely affect our ability to permit mine life extensions in new mining areas.

During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from steelmaking coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government, which references the Plan. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. We expect that discussions with respect to the draft charges will continue into 2020. It is not possible at this time to fully assess the viability of our potential defenses to any charges, or to estimate the potential financial impact on us of any conviction. Nonetheless, that impact may be material.

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COPPER BUSINESS UNIT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2019	2018	2019	2018

Copper price (realized – US$/pound)	$2.62	$2.79	$2.74	$3.03
Production (000’s tonnes)	79	72	226	221
Sales (000’s tonnes)	75	69	226	220
Gross profit, before depreciation and amortization[1]	$269	$291	$841	$1,096
Gross profit	$143	$171	$487	$739
Property, plant and equipment expenditures	$505	$156	$1,085	$387

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit from our copper business unit was $143 million in the third quarter compared with $171 million a year ago. Gross profit before depreciation and amortization decreased by $22 million compared with a year ago (see table below) primarily due to lower prices for copper and zinc and substantially lower zinc sales volumes from Antamina, as expected in our plan. These items were partially offset by reduced unit operating costs and increased copper sales volumes as a result of higher production levels.

Copper production in the third quarter increased by 10% from a year ago primarily due to higher copper grades, mill throughput and recoveries at Highland Valley Copper. Our total cash unit costs before by-product credits in the third quarter were US$1.62 per pound compared to US$1.75 per pound in the same period a year ago. Lower zinc sales volumes and prices resulted in substantially lower co-product and by-product credits. As a result, cash unit costs after by-product credits of US$1.31 per pound in the third quarter were slightly higher than US$1.29 per pound in the third quarter last year.

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The table below summarizes the change in gross profit before depreciation and amortization in our copper business unit for the quarter:

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2018	$291
Increase (decrease):
Copper price realized	(35)
Sales volumes	19
Unit operating costs	26
Co-product and by-product contribution	(22)
Inventory write-down	(7)
Labour settlement	(7)
Foreign exchange	4
Net decrease	(22)
As reported in current quarter	$269

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Property, plant and equipment expenditures totaled $505 million, including $50 million for sustaining capital and $423 million for project development expenditures for QB2. Capitalized stripping costs were $47 million in the third quarter, $8 million higher than a year ago.

Markets

Tightness in the copper concentrate market continued into the third quarter, despite a seasonal increase in the spot terms as the market moves into negotiating season. Mine disruptions continue to affect production and at the same time, the commissioning of new smelting capacity in China continues to increase.

The copper metal market remains under pressure from the macroeconomic slowdown and global trade disputes, but prices have traded in a US$0.15 per pound range between US$2.55 and US$2.70 per pound since the beginning of June. Despite market consensus for weaker global metal demand growth, the metal market is still expected to remain in deficit in 2019 and into 2020.

LME copper prices in the third quarter of 2019 averaged US$2.63 per pound, down 5% from the prior quarter and down 5% from the same quarter a year ago. Year to date, global exchange stocks are up 73,000 tonnes, but are still only 6.2 days of global consumption, or only 413,000 tonnes globally. Copper exchange inventories fell over 110,000 tonnes during September with the current exchange stocks at the lowest third quarter level since 2014.

Operations

Highland Valley Copper

Copper production of 31,600 tonnes in the third quarter was 8,500 tonnes higher than a year ago mainly due to substantially higher copper grades, increased mill throughput and improved mill

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recoveries. Molybdenum production of 1.2 million pounds was 37% lower than a year ago primarily due to lower grades and recovery.

Copper recoveries are expected to continue to improve into 2020 due to improving ore characteristics, and the realization of additional throughput and recovery benefits as we continue ramp-up of the additional D3 ball mill recently installed.

Operating costs before changes in inventory were $137 million in the third quarter, similar to a year ago.

Antamina

Copper production in the third quarter was 2% higher than a year ago at 115,800 tonnes primarily due to higher copper grades. Antamina processed more copper-only ore and less copper-zinc ore than the same period last year. The mix of mill feed in the quarter was 61% copper-only ore and 39% copper-zinc ore, compared with 54% and 46%, respectively, a year ago. As expected in the mine plan, zinc production decreased 33% from last year to 71,900 tonnes due to lower grades and recoveries.

Operating costs in the third quarter before changes in inventory were 8% higher than a year ago due to higher prices for diesel and electricity and increased maintenance expenses due to the timing of maintenance work.

Carmen de Andacollo

Copper production in the third quarter of 16,700 tonnes was similar to a year ago.

Operating costs in the third quarter, before changes in inventory, were US$3 million higher than a year ago, primarily due the timing of maintenance activities.

In August, we signed a new three-year collective agreement with the supervisory union. A regulated bargaining process with the workers’ union commenced in September. Mediation did not result in an agreement and the workers’ union commenced strike action on October 14, 2019.

Quebrada Blanca

Copper production in the third quarter was 4,800 tonnes compared with 6,500 tonnes a year ago. Mining equipment and personnel continued to support QB2 construction activities. Cathode production is expected to continue until early 2020 at declining production rates as leaching of dump leach material and secondary extraction continues.

Excluding changes to inventory and inventory write-down provisions, operating costs were US$14 million lower than a year ago, primarily due to the end of mining operations during the fourth quarter of 2018. Depreciation and amortization charges decreased by $10 million compared with a year ago partly due to the extension of cathode production into 2020.

In October, we signed a new three-year agreement with the remaining workers’ union and now have agreements in place with all unions through to 2022.

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Cost of Sales

Total cash unit costs of product sold in the third quarter, before cash margins for by-products, of US$1.62 per pound, were US$0.13 less than the same period a year ago. This was partly the result of increased copper sales volumes and the effect of spreading fixed costs over a greater volume of units sold and continued cost management focus.

Cash margin for by-products were US$0.31 per pound compared with US$0.46 per pound in the same period a year ago. This was primarily due to lower zinc prices and substantially lower zinc sales volumes, which were anticipated in our plan. The resulting net cash unit costs for copper, after by-products, of US$1.31 per pound were US$0.02 higher than US$1.29 in the same period a year ago.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2019	2018	2019	2018

Adjusted cash cost of sales1 2	$1.43	$1.56	$1.53	$1.54
Smelter processing charges	0.19	0.19	0.19	0.19
Total cash unit costs[1]	$1.62	$1.75	$1.72	$1.73
Cash margin for by-products1 2	(0.31)	(0.46)	(0.32)	(0.52)
Net cash unit costs[1]	$1.31	$1.29	$1.40	$1.21

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Outlook

We continue to expect 2019 copper production to be within our original guidance of 290,000 to 310,000 tonnes. We expect fourth quarter copper production, excluding Carmen de Andacollo that is currently on strike, to be 60,000 to 65,000 tonnes.

Consistent with our updated guidance issued in the second quarter, after by-product credits, we continue to expect copper unit costs to be in the range of US$1.40 to US$1.50 per pound, based on current production plans, by-product prices and exchange rates. We continue to expect copper unit costs for 2019 to be in the range of US$1.70 to US$1.80 per pound before margins from by-products, similar to 2018 levels.

Our 2019 capital expenditures are now expected to be $315 million, of which $180 million is sustaining, $45 million is major enhancement and $90 million is new mine development, which excludes spending on QB2.

Copper Development Projects

Quebrada Blanca Phase 2

There are currently over 5,000 people actively working across the six major construction areas on the project. Earthworks are well advanced in all areas including progressing construction of the tailings dam facility. Concrete installation is progressing well in both the concentrator and port

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areas with approximately 20,000 cubic meters placed to date. All major contractors have mobilized, including those responsible for the larger electro-mechanical packages and marine works. The project continues to target construction completion in the fourth quarter of 2021 with ramp-up to full production expected during 2022.

Project development expenditures in the third quarter were US$321 million, in line with our updated guidance issued in the second quarter, with approximately 65% of the total budget committed under contracts and purchase orders to date. Engineering, contracting and procurement activities are currently 95%, 97% and 92% complete, respectively. A definitive capital estimate is planned for the first quarter of 2020.

Drilling and engineering studies for the QB3 project are ongoing with preparations underway to commence a prefeasibility study in 2020. The project continues to support opportunities to more than double the production capacity in order to leverage the vast orebody beyond QB2.

Other Copper Projects

During the quarter, NuevaUnión continued to advance its feasibility study, expected to be complete by the end of 2019, with a review of study results planned in early 2020. The partners have agreed to defer submission of the Environmental Impact Assessment (EIA) from the previously announced fourth quarter of 2019 timeframe. Work in 2020 will focus on value-adding enhancements and further optimization work, including a review of alternative port locations. The timeline for submission of the EIA will be driven by the results of optimization studies, as well as market conditions.

Teck and our partners continue to advance the development of five substantial base metals projects, Zafranal, San Nicolás, Galore Creek, Mesaba and Schaft Creek; collectively referred to as the Satellite assets.

As a result of current market conditions and our focus on optimization work, expenditures on NuevaUnión and the Satellite assets are expected to be significantly reduced in 2020 and for the fourth quarter of 2019. We expect our 2019 capital expenditures to be $20 million lower than our previous guidance.

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ZINC BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2019	2018	2019	2018

Zinc price (realized – US$/pound)	$1.07	$1.14	$1.15	$1.34
Production (000’s tonnes)
Refined zinc	72	74	221	228
Zinc in concentrate[1]	156	156	441	444
Sales (000’s tonnes)
Refined zinc	74	75	224	229
Zinc in concentrate[1]	174	159	408	367
Gross profit before depreciation and amortization[2]	$277	$281	$646	$807
Gross profit	$207	$218	$481	$663
Property, plant and equipment expenditures	$83	$109	$184	$246

Notes:
1)	Represents production and sales from Red Dog and Pend Oreille. Excludes co-product zinc production from our copper business unit.
2)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit from our zinc business unit was $207 million in the third quarter compared with $218 million a year ago. Gross profit before depreciation and amortization was similar to a year ago (see table below) as the effects of lower zinc prices were offset by higher lead sales volumes and reduced unit operating costs. An electrical equipment failure that occurred in August negatively affected profit at Trail Operations in the third quarter.

At our Trail Operations, production of refined zinc was 4% lower than during the same period last year while lead production increased 15% compared to last year. At Red Dog, zinc and lead production in the third quarter rose by 3% and 9%, respectively, compared to a year ago.

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The table below summarizes the change in gross profit before depreciation and amortization, in our zinc business unit for the quarter.

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2018	$281
Increase (decrease):
Zinc price realized	(31)
Smelter processing charges	(38)
Sales volumes	15
Unit operating costs	10
Electricity costs at Trail	(5)
Co-product and by-product contribution	24
Royalties	17
Foreign exchange	4
Net decrease	(4)
As reported in current quarter	$277

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Property, plant and equipment expenditures include $43 million for sustaining capital, of which $11 million relates to our Trail Operations and $32 million relates to Red Dog.

Markets

The zinc concentrate market remained in surplus during the third quarter with spot treatment charges increasing in the quarter, but these have recently stabilized as Chinese smelters have increased their production rates. Mine production globally is coming under pressure as high cost mines struggle with low zinc prices and higher treatment charges.

The zinc market remains under pressure from the macroeconomic slowdown and global trade disputes. Demand for zinc metal remains weak in Europe, but stronger in South East Asia and China in comparison to the same time last year. The metal market is expected to remain in deficit in 2019 and move into surplus in 2020.

LME zinc prices averaged US$1.07 per pound in the third quarter of 2019, a decrease of 15% over the previous quarter and down 7% over the same quarter last year. Year to date, total global exchange inventories are down 20,000 tonnes to an estimated 3.5 days of global consumption, or only 137,000 tonnes. London Metal Exchange inventories are down to 65,000 tonnes year to date and Shanghai Metal Exchange Stocks are down to 60,000 tonnes from mid-March, despite an increase in metal imports into China.

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Operations

Red Dog

Zinc production of 153,100 tonnes in the third quarter was 3% higher than a year ago as higher mill throughput was partially offset by lower zinc grades. Lead production was 28,900 tonnes compared with 26,400 tonnes a year ago.

Operating costs in the third quarter, before inventory changes, were the same as a year ago at US$76 million. Lower maintenance costs as a result of the timing of activities were offset by higher property taxes.

Trail Operations

Refined zinc production of 71,900 tonnes in the third quarter was 4% lower than a year ago due to an electrical equipment failure in the zinc refinery at the end of August. Repairs relating to the electrical equipment failure are expected to be complete by mid-December and as a result, refined zinc production capacity during the outage will be reduced by approximately 25,000 tonnes.

Refined lead production in the third quarter of 17,100 tonnes was 15% higher than in the same period last year partially as a result of the 2018 planned major maintenance shutdown of the KIVCET smelter and the effect of wildfire smoke that caused a temporary shutdown of some facilities.

Silver production increased to 3.5 million ounces compared with 3.0 million ounces a year ago as a result of higher availability of the KIVCET smelter in 2019.

Operating costs, before changes in inventory in the third quarter, increased by $6 million compared with a year ago. This increase was primarily due to higher electricity costs as a result of the sale of our two-thirds interest in the Waneta Dam in July 2018. Increased operating costs also resulted from work to advance repairs of damaged electrical equipment in the zinc refinery.

Pend Oreille

Mining and concentrate production was suspended on July 31, 2019 and the mine was placed on care and maintenance. As a result of the suspension of operations, zinc production during the third quarter of 2,600 tonnes was 5,300 tonnes lower than a year ago. The suspension of concentrate production at Pend Oreille is not expected to have a significant impact on our Trail Operations.

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Cost of Sales
Total cash unit costs of product sold in the third quarter for our zinc mining operations, before cash margin for by-products, of US$0.54 per pound were US$0.06 per pound higher than a year ago, primarily due to historically low treatment and refining charges in 2018. Net cash unit costs for zinc, after by-products, of US$0.17 per pound were US$0.10 higher than a year ago.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2019	2018	2019	2018

Adjusted cash cost of sales1 2	$0.30	$0.33	$0.31	$0.31
Smelter processing charges	0.24	0.15	0.20	0.21
Total cash unit costs1 2	$0.54	$0.48	$0.51	$0.52
Cash margin for by-products[1]	(0.37)	(0.41)	(0.18)	(0.19)
Net cash unit costs[1]	$0.17	$0.07	$0.33	$0.33

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Outlook

We continue to expect zinc production in 2019, including co-product zinc production from our copper business unit, to be in the range of 620,000 to 650,000 tonnes, despite the early closure of Pend Oreille. We continue to expect lead production from Red Dog to be in the range of 90,000 to 95,000 tonnes.

We continue to expect zinc unit costs to be in the range of US$0.30 to US$0.35 per pound after margins from by-products based on current production plans and by-product prices. We continue to expect our 2019 zinc unit costs before margins from by-products to be in the range of US$0.50 to US$0.55 per pound. Unit costs after by-product margins vary significantly throughout the year with higher costs in the first half, as sales of Red Dog lead, our main by-product, are typically completed in the third and fourth quarters.

Consistent with our guidance issued in the second quarter, we continue to expect our 2019 capital expenditures to be $245 million, of which $145 million is sustaining, $75 million is major enhancement and $25 million is new mine development.

The Red Dog concentrate shipping season, which commenced in early July, will be completed in early November. We expect sales of 160,000 to 165,000 tonnes of contained zinc in the fourth quarter, reflecting the normal seasonal pattern of Red Dog sales.

As a result of the electrical equipment failure in the zinc refinery at our Trail Operations, we now expect refined zinc production in 2019 to be in the range of 275,000 to 285,000 tonnes in 2019 compared to our previous guidance of 305,000 to 310,000.

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ENERGY BUSINESS UNIT

Fort Hills1 2

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2019	2018	2019	2018

Blended bitumen price (realized US$/bbl)3 4	$45.26	$48.94	$46.44	$50.14
Bitumen price (realized CAD$/bbl)3 4	$52.61	$53.41	$54.69	$56.47
Operating netback (CAD$/bbl)3 4	$14.33	$1.89	$15.32	$5.12
Production (million bitumen barrels)	3.1	2.5	9.1	3.2
Production (average barrels per day)	33,674	27,396	33,247	26,803
Sales (million blended bitumen barrels)	4.3	3.1	12.2	4.3
Gross profit before depreciation and amortization[3]	$49	$7	$141	$20
Gross profit (loss)	$12	$(14)	$41	$(13)

Notes:
1)	Fort Hills financial results included from June 1, 2018.
2)	Fort Hills figures presented at our ownership interest of 21.3%.
3)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
4)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

Gross profit in the third quarter from our energy business unit was $12 million compared with a loss of $14 million a year ago. EBITDA from Fort Hills and gross profit before depreciation and amortization from our energy business increased by $42 million compared with a year ago (see table below) primarily due to higher sales volumes and lower unit operating costs.

Our 21.3% share of bitumen production from Fort Hills increased by 6,278 barrels per day in the third quarter compared to last year, primarily due to the ramp up of operations during 2018. Production continues to be lower than design capacity due to the mandatory production curtailments that came into effect on January 1, 2019. The effect of the curtailments was partially offset by the purchase of 838 barrels per day of curtailment credits from other producers during the quarter.

Unit operating costs averaged $27.31 in the third quarter of 2019, compared to $39.04 in the same period last year, reflecting the impact of higher volumes in the current period. Operations overcame extreme wet weather and soft pit conditions in July. With the extended production curtailments, we continue to expect production to be at the low end of our annual guidance range and operating costs to be near the high end.

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The table below summarizes the change in gross profit, before depreciation and amortization, in our energy business unit for the quarter:

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended September 30

As reported in third quarter of 2018	$7
Increase (decrease):
Blended bitumen price realized	(3)
Sales volumes	23
Unit operating costs	28
Transportation costs	(3)
Royalties	1
Non-proprietary income (expense), net	(4)
Net increase	42
As reported in current quarter	$49

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Fort Hills continues to assess the potential to de-bottleneck and expand its production capacity. The focus on de-bottlenecking opportunities will be on those that would require minimal or no capital. This, along with longer-term opportunities, have the potential to increase Fort Hills’ production capacity by up to 20,000 to 40,000 barrels per day of bitumen on a 100% basis.

In the third quarter, our share of Fort Hills’ capital expenditures was $42 million and we expect to remain within our annual guidance for the year.

Markets

Our blended bitumen price realizations are influenced by the monthly calendar NYMEX WTI, and Canadian heavy crude oil differentials at Hardisty and the U.S. Gulf Coast for Western Canadian Select (WCS). Price realizations are also marginally affected by the specific quality of our blended bitumen.

In the third quarter, NYMEX WTI averaged US$56.45 per barrel. The WCS price for our Hardisty deliveries of blended bitumen were indexed at an average of NYMEX WTI less US$12.24 per barrel, for a WCS blend value of US$44.21 per barrel. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI minus US$1.53 per barrel, for a WCS blend value of US$54.92 per barrel.

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Operating Netback

The table below summarizes our Fort Hills operating netback:

	Three months ended September 30,		Nine months ended September 30,
(Amounts reported in CAD$ per barrel of bitumen sold)	2019	2018	2019	2018[2]

Bitumen price realized1 3 4	$52.61	$53.41	$54.69	$56.47
Crown royalties[5]	(1.81)	(2.90)	(1.58)	(3.08)
Transportation costs for FRB[6]	(9.16)	(9.58)	(9.59)	(9.43)
Adjusted operating costs1 3 7	(27.31)	(39.04)	(28.20)	(38.84)
Operating netback[1]	$14.33	$1.89	$15.32	$5.12

Notes:
1)	Non-GAAP measure. See “Use of Non-GAAP Financial Measures” section for further details.
2)	Fort Hills financial results included from June 1, 2018.
3)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
4)
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

5)
The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase. Detailed information regarding Alberta oil sands royalties can be found on the following website: https://www.energy.alberta.ca/OS/OSRoyalty.

6)
Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.

7)	Operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation.

Outlook

In the third quarter, citing continued delays in the development of export pipeline capacity, the Government of Alberta announced the extension of its production curtailment to the end of December 2020, with the option to terminate earlier. Initially set at 325,000 barrels per day in January, industry curtailment levels have gradually been reduced to 80,000 barrels per day for December.

Despite the announced extension of the mandatory production curtailment, we continue to expect to be at the low end of our annual bitumen production guidance of 33,000 to 38,000 barrels per day and near the high end of our unit operating cost guidance range of CAD$26.00 to CAD$29.00 per barrel for the year.

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $107 million in the third quarter compared with $732 million of income a year ago. Significant items included $50 million of negative settlement pricing adjustments, $29 million for take or pay contract costs and $48 million of environmental and care and maintenance costs, partly offset by $11 million of gains on commodity derivatives and $27 million recovery of share based compensation. In the same

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period last year, other operating expense, net of other income, included a pre-tax gain of $888 million on the sale of the Waneta Dam to BC Hydro.

The table below outlines our outstanding receivable positions, provisionally valued at September 30, 2019 and June 30, 2019.

	Outstanding at		Outstanding at
	September 30, 2019		June 30, 2019
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	105	2.61	172	2.71
Zinc	230	1.06	155	1.15

Our finance expense of $65 million in the third quarter decreased by $19 million from a year ago. Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC, and on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. The primary reason for the decrease is a reduction in debt interest due to lower outstanding debt balances and a higher amount of interest capitalized against our development projects including $53 million for QB2.

Income Taxes

Income and resource taxes for the quarter were $171 million, or 31% of pre-tax profits. This effective tax rate is higher than the Canadian statutory income tax rate of 27% as a result of resource taxes and higher rates in some foreign jurisdictions. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes, in Canada. We remain subject to resource taxes in Canada and cash taxes in foreign jurisdictions.

In the first quarter, the Peruvian tax authority, La Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT), issued an income tax assessment for the 2013 taxation year to Antamina, denying accelerated depreciation claimed by Antamina in respect of a mill expansion and certain other assets on the basis that the expansion was not covered by Antamina’s tax stability agreement. Antamina objected to the 2013 assessment, but lost its appeal with SUNAT this quarter. The issue also arises in subsequent taxation years and we expect that it will be raised in those years. Antamina management intends to pursue the issue in the Peruvian courts.

Based on opinions of counsel, we have provided for the tax on this issue for all years possibly affected, but not for associated penalties and interest, which may not be exigible. As the tax differences are largely timing related, the current tax expense, net of deferred tax recovery, is only $1 million (US$1 million). We expect Antamina to pay potential taxes, interest and penalties while the appeal is ongoing. We estimate our share of the anticipated payment to be $122 million (US$92 million). If penalties and interest are upheld, we would record estimated other operating expenses of $35 million (US$26 million) and finance expense of $16 million (US$12 million).

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FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	September 30,		December 31,
	2019		2018

Term notes	$3,209		$3,809
Unamortized fees and discounts	(31)		(31)
Lease liabilities	517		248
Other	27		20
Debt (US$ in millions)	$3,722		$4,046

Debt (Canadian $ equivalent)[1] (A)	$4,929		$5,519
Less cash balances	(1,619)		(1,734)
Net debt[2] (B)	$3,310		$3,785

Equity (C)	$24,216		$23,018
Debt to debt-plus-equity ratio[2] (A/(A+C))	17%		19%
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	12%		14%
Debt to EBITDA ratio2 3	1.1	x	0.9	x
Net debt to EBITDA ratio2 3	0.8	x	0.6	x
Average interest rate	5.6%		6.1%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Our liquidity remains strong at $6.8 billion inclusive of $1.6 billion in cash, of which $1.0 billion is in Chile for the development of the QB2 project. At September 30, 2019, the principal balance of our public notes was US$3.2 billion.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is the requirement for our net debt to capitalization ratio not to exceed 55%. That ratio was 14% at September 30, 2019.

We maintain a US$4.0 billion committed revolving credit facility, which was undrawn at September 30, 2019. In addition to other minor amendments, the facility’s maturity date was recently extended to November 2024.

We also have various other uncommitted credit facilities, standby letters of credit, and surety bonds that secure our reclamation and other obligations in the amount of approximately $1.9 billion, $454 million, and $450 million, respectively. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

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On May 30, 2019, we announced the signing of a US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. The financing is anticipated to close in the fourth quarter and first borrowing under the facility is not expected to be required until early 2020.

Operating Cash Flow

Cash flow from operations in the third quarter of $1.1 billion was $185 million higher than a year ago, despite lower commodity prices in the quarter. Significant changes in our working capital items during the quarter more than offset the effect of lower commodity prices.

During the third quarter, changes in working capital items provided a source of cash of $189 million compared with a year ago when changes in working capital resulted in a use of cash of $176 million. The fluctuation in working capital changes year over year was primarily related to changes in our steelmaking coal trade receivable balances. As a result of lower sales volumes and declining prices, trade receivables were reduced by $180 million during the third quarter of this year. This compares with a year ago when trade receivables increased by $80 million.

Investing Activities

Expenditures on property, plant and equipment were $824 million in the third quarter, including $423 million for the QB2 project, $193 million on sustaining capital and $160 million on major enhancement projects. The largest components of sustaining expenditures were $90 million at our steelmaking coal operations, $32 million at Red Dog, $20 million at Antamina and $18 million at Highland Valley Copper.

Capitalized production stripping costs were $159 million in the third quarter compared with $162 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal mines.

The table below summarizes our year-to-date capital spending for 2019:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	QB2 Project	Sub-total	Capitalized Stripping	Total

Steelmaking coal	$260	$221	$–	$–	$481	$362	$843
Copper	114	30	76	865	1,085	147	1,232
Zinc	96	64	24	–	184	19	203
Energy	33	81	33	–	147	–	147
Corporate	8	–	–	–	8	–	8
	$511	$396	$133	$865	$1,905	$528	$2,433

Financing Activities

To date, we have purchased approximately 22.5 million Class B subordinate voting shares under our normal course issuer bid for $645 million, of which $180 million was spent in the third quarter. This represents approximately 65% of the $1.0 billion of share buy-backs previously authorized.

In September, we paid $28 million in respect of our regular base dividend of $0.05 per share.

27     Teck Resources Limited 2019 Third Quarter News Release

Interest and various finance fees and charges paid in the third quarter were $104 million compared with $140 million a year ago. The decrease is primarily due to lower interest paid on our debt due to lower debt balances.

FINANCIAL RISK MANAGEMENT

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at September 30, 2019, $3.0 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce. While price volatility will remain a significant factor in our industry, we have taken steps to insulate our company from its effects, including strengthening our balance sheet and credit ratings by reducing debt. Further, we believe the long-term supply and demand balance for our products is favorable.

28      Teck Resources Limited 2019 Third Quarter News Release

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2019 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.32, is as follows:

			Estimated	Estimated
	2019 Mid-Range		Effect of Change	Effect on
	Production Estimates[1]	Change	On Profit[2] ($ in millions)	EBITDA[2] ($ in millions)

US$ exchange		CAD$0.01	$38	$60
Steelmaking coal (million tonnes)	25.75	US$1/tonne	$19	$30
Copper (000’s tonnes)	300	US$0.01/lb.	$5	$8
Zinc (000’s tonnes)[3]	915	US$0.01/lb.	$10	$13
WCS (million bbl)[4]	13	US$1/bbl	$12	$17
WTI [5]		US$1/bbl	$9	$12

Notes:
1)	All production estimates are subject to change based on market and operating conditions.
2)
The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.

3)	Zinc includes 280,000 tonnes of refined zinc and 635,000 tonnes of zinc contained in concentrate.
4)	Bitumen volumes from our energy business unit.
5)
Our WTI oil price sensitivity takes into account our interest in Fort Hills for the relevant change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.

29      Teck Resources Limited 2019 Third Quarter News Release

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

GUIDANCE

While our financial position is strong, in light of uncertain economic conditions, we have implemented a company-wide cost reduction program to reduce our operating costs and planned capital spending for the balance of 2019 and 2020, targeting reductions of approximately $500 million from previously planned spending through the end of 2020. Planned 2019 reductions are reflected in our guidance. We are targeting $170 million in reductions for the balance of 2019, of which $120 million is related to capital spending and $50 million relates to other costs company-wide.

For 2020, we are targeting reductions in planned capital spending of $130 million and $200 million in other costs. Approximately 30% of the $500 million in total cost reductions relates to the deferral of capital projects, which we expect will be required subsequent to 2020. Our targeted cost reductions do not include initiatives that would result in a reduction in the production volumes of our commodities or that could adversely affect the health and safety of our people.

To achieve our targeted cost reductions, we expect to eliminate approximately 500 full-time equivalent positions, some of which we expect to come from attrition, the expiry of temporary or contract positions and current job vacancies.

The following guidance for 2019 includes targeted reductions and deferrals of expenditures to be implemented under our company-wide cost reduction program.

As a result of planned major plant outages early in 2020, which will reduce our steelmaking coal production, we expect our cost of sales in our steelmaking coal business unit to increase significantly in the first quarter of 2020 compared to the fourth quarter of 2019. We expect our cost of sales in the second half of 2020 to decrease significantly once we are back to full production levels. Overall, we expect our 2020 cost of sales to be lower than 2019 for our steelmaking coal business unit.

We will be issuing our 2020 guidance in February 2020 with our normal annual guidance update.

30      Teck Resources Limited 2019 Third Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2018, our current guidance for production in 2019 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum, refined silver and bitumen)	2018	Previous 2019 Guidance	Changes	Current 2019 Guidance	Previous Three-Year Guidance 2020 – 2022	Changes	Current Three-Year Guidance 2020 - 2022

PRINCIPAL PRODUCTS

Steelmaking coal (million tonnes)	26.2	25.5 – 26.0	–	25.5 – 26.0	26.5 – 27.5	–	26.5 – 27.5

Copper1 2 3
Highland Valley Copper	100.8	115 – 120	–	115 – 120	135 – 155	–	135 – 155
Antamina	100.4	95 – 100	–	95 – 100	90 – 95	–	90 – 95
Carmen de Andacollo[8]	67.2	62 – 67	–	62 – 67	60	–	60
Quebrada Blanca [5]	25.5	20 – 23	–	20 – 23	–	–	–
	293.9	290 – 310	–	290 – 310	285 – 305	–	285 – 305
Zinc1 2 4
Red Dog	583.2	535 – 560	–	535 – 560	500 – 520	–	500 – 520
Antamina	92.1	65 – 70	–	65 – 70	100 – 110	–	100 – 110
Pend Oreille	29.7	19 – 20	–	19	–	–	–
	705.0	620 – 650	–	620 – 650	600 – 630	–	600 – 630
Refined zinc
Trail Operations	302.9	305 – 310	(30) – (25)	275 – 285	310 – 315	–	310 – 315

Bitumen (million barrels)2 6 7
Fort Hills	6.8	12 – 14	–	12 – 14	14	–	14

OTHER PRODUCTS

Lead[1]
Red Dog	98.4	90 – 95	–	90 – 95	85 – 100	–	85 – 100

Refined lead
Trail Operations	61.0	70 – 75	–	70 – 75	85 – 95	–	85 – 95

Molybdenum (million pounds)1 2
Highland Valley Copper	8.7	8.0	–	8.0	4.0 – 5.0	–	4.0 – 5.0
Antamina	2.3	1.5	–	1.5	2.0 – 3.0	–	2.0 – 3.0
	11.0	9.5	–	9.5	6.0 – 8.0	–	6.0 – 8.0
Refined silver (million ounces)
Trail Operations	11.6	13 – 14	–	13 – 14	N/A	–	N/A

Notes:
1)	Metal contained in concentrate.
2)
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

3)	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4)	Total zinc includes co-product zinc production from our copper business unit.
5)	Excludes production from QB2 for three-year guidance 2020–2022.
6)	Production results are included from June 1, 2018.
7)	The 2020–2022 bitumen production guidance does not reflect potential near-term debottlenecking opportunities. See energy business unit for more information.
8)	Production in the fourth quarter of 2019 may be affected by the workers’ union strike action at Carmen de Andacollo.

31      Teck Resources Limited 2019 Third Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q3 2019	Q4 2019 Guidance

Steelmaking coal (million tonnes)	6.1	6.2 – 6.4
Zinc (000’s tonnes)[1]
Red Dog	171	160 – 165

Note:
1)	Metal contained in concentrate.

Unit Cost Guidance

The table below reports our unit costs for selected principal products for 2018 and our guidance for unit costs for selected principal products in 2019.

	2018	Previous 2019 Guidance	Changes	Current 2019 Guidance

Steelmaking coal[1]
Adjusted site cost of sales[5]	$62	$62 – 65	$–	$62 – 65
Transportation costs	37	37 – 39	–	37 – 39
Unit costs[5] – CAD$/tonne	$99	$99 – 104	$–	$99 – 104

Copper[2]
Total cash unit costs[5] (US$/lb.)	$1.74	$1.70 – 1.80	$–	$1.70 – 1.80
Net cash unit costs3 5 (US$/lb.)	1.23	1.40 – 1.50	–	1.40 – 1.50

Zinc[4]
Total cash unit costs[5] (US$/lb.)	$0.49	$0.50 – 0.55	$–	$0.50 – 0.55
Net cash unit costs3 5 (US$/lb.)	0.31	0.30 – 0.35	–	0.30 – 0.35

Bitumen
Adjusted operating costs[5] (CAD$/barrel)	$32.89	$26 – 29	$–	$26 – 29

Notes:
1)	Steelmaking coal unit costs are reported in Canadian dollars per tonne.
2)
Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper total cash costs after by-product margins include adjusted cash cost of sales, smelter processing charges and cash margin for by-products including co-products. Assumes a zinc price of US$1.15 per pound, a molybdenum price of US$12 per pound, a silver price of US$16.00 per ounce, a gold price of US$1,350 per ounce and a Canadian/U.S. dollar exchange rate of $1.32.

3)	After co and by-product margins.
4)
Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc total cash costs after by-product margins are mine costs including adjusted cash cost of sales, smelter processing charges and cash margin for by-products. Assumes a lead price of US$0.90 per pound, a silver price of US$16.00 per ounce and a Canadian/U.S. dollar exchange rate of $1.32. By-products include both by-products and co-products.

5)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

32      Teck Resources Limited 2019 Third Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2018 and our capital expenditures guidance for 2019, which has decreased from our previous guidance. Our current 2019 guidance includes targeted reductions and deferrals of expenditures under our cost reduction program.

(Teck’s share in CAD$ millions)	2018	Previous 2019 Guidance	Changes[5]	Current 2019 Guidance
Sustaining
Steelmaking coal[1]	$232	$515	$(60)	$455
Copper	157	200	(20)	180
Zinc	225	145	–	145
Energy	21	60	(5)	55
Corporate	10	10	–	10
	$645	$930	$(85)	$845
Major Enhancement
Steelmaking coal[2]	$230	$385	$(10)	$375
Copper	62	55	(10)	45
Zinc	107	75	–	75
Energy	69	100	–	100
	$468	$615	$(20)	$595
New Mine Development
Copper[3]	$56	$115	$(25)	$90
Zinc	38	25	–	25
Energy	285	30	5	35
	$379	$170	$(20)	$150
Total
Steelmaking coal	$462	$900	$(70)	$830
Copper	275	370	(55)	315
Zinc	370	245	–	245
Energy	375	190	–	190
Corporate	10	10	–	10
	$1,492	$1,715	$(125)	$1,590
QB2 capital expenditures	$414	$1,450	–	$1,450
Total before SMM and SC contributions	1,906	3,165	(125)	3,040
Estimated SMM and SC contributions to capital expenditures[4]	–	(1,265)	–	(1,265)
Total Teck spend	$1,906	$1,900	$(125)	$1,775

Notes:
1)
For steelmaking coal, sustaining capital includes Teck’s share of water treatment charges of $57 million in 2018. Sustaining capital guidance includes Teck’s share of water treatment charges related to the Elk Valley Water Quality Plan, which are approximately $175 million in 2019, down from our previous guidance of $235 million.

2)	For steelmaking coal major enhancement capital guidance includes $210 million relating to the facility upgrade at Neptune Bulk Terminals that will be funded by Teck.
3)	For copper, new mine development guidance for 2019 includes early scoping studies for QB3, Zafranal, San Nicolás and Galore Creek.
4)	Total SMM and SC contributions were $1.7 billion.
5)	Changes to our 2019 capital expenditures guidance include targeted reductions and deferrals of capital projects under our cost reduction program.

33      Teck Resources Limited 2019 Third Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck’s share in CAD$ millions)	2018	Previous 2019 Guidance	Changes	Current 2019 Guidance

Steelmaking coal	$507	$445	$–	$445
Copper	161	175	–	175
Zinc	39	45	–	45
	$707	$665	$–	$665

Other Guidance

We now expect to spend $85 million on research and development initiatives, down from our previous guidance of $95 million. The lower spending is primarily due to timing of expenditures.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2019			2018				2017
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	$3,035	$3,138	$3,106	$3,247	$3,209	$3,016	$3,092	$3,156	$3,075
Gross profit	787	1,051	1,042	1,011	1,009	1,241	1,360	1,263	1,068
EBITDA[1]	1,032	808	1,396	1,152	2,064	1,403	1,555	1,563	1,370
Profit attributable to shareholders	369	231	630	433	1,281	634	759	740	584
Basic earnings per share	$0.66	$0.41	$1.11	$0.75	$2.23	$1.10	$1.32	$1.28	$1.01
Diluted earnings per share	$0.66	$0.41	$1.10	$0.75	$2.20	$1.09	$1.30	$1.26	$0.99
Cash flow from operations	$1,062	$1,120	$520	$1,336	$877	$1,105	$1,119	$1,458	$894

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Effective January 1, 2019, we adopted IFRS 16, Leases, using a cumulative catch-up approach where we have recorded leases prospectively from that date forward and have not restated comparative information. The effect of adoption of this new pronouncement is outlined in more detail in Note 15 to our interim consolidated financial statements as at March 31, 2019.

We have recorded right-of-use assets of $280 million within property, plant and equipment, measured at either an amount equal to the lease liability or their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using our incremental borrowing rate on January 1, 2019. These right-of-use assets related to lease liabilities continue to be recorded in property, plant and equipment. We have recorded lease liabilities of $342 million as at January 1, 2019 and reclassified $338 million of lease liabilities that were previously presented as debt on the balance sheet. The net of tax difference between right-of-use assets and lease liabilities

34      Teck Resources Limited 2019 Third Quarter News Release

recognized on the transition was recorded as a $43 million retained earnings adjustment on January 1, 2019.

AREAS OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2018 annual consolidated financial statements and Management’s Discussion and Analysis.

OUTSTANDING SHARE DATA

As at October 23, 2019, there were 546.4 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 20.2 million share options outstanding with exercise prices ranging between $5.34 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 23 of our 2018 audited financial statements.

The Toronto Stock Exchange (TSX) has accepted our notice of intention to make a normal course issuer bid (NCIB) to purchase up to 40 million Class B shares during the period starting October 28, 2019 and ending October 27, 2020, representing approximately 7.3% of the outstanding Class B shares, or 8.2% of the public float, as at October 10, 2019.

Any purchases made under the NCIB will be through the facilities of the TSX, the New York Stock Exchange or other alternative trading systems in Canada and the United States, if eligible, or by such other means as may be permitted under applicable securities laws, including private agreements under an issuer bid exemption order or block purchases in accordance with applicable regulations. Any purchases made by way of private agreement under an applicable exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price, as provided for in such exemption order.

Under the TSX rules, except pursuant to permitted exceptions, the number of Class B Shares purchased on the TSX on any given day will not exceed 355,530 Class B Shares, which is 25% of the average daily trading volume for the Class B Shares on the TSX during the six-month period ended September 30, 2019 of 1,422,123, calculated in accordance with the TSX rules. The actual number of Class B Shares to be purchased and the timing of any such purchases will generally be determined by us from time to time as market conditions warrant. In addition, we may from time to time repurchase Class B Shares under an automatic securities repurchase plan, which will enable purchases during times when we would typically not be permitted to purchase our shares due to regulatory or other reasons. All repurchased shares will be cancelled. Security holders may obtain

35      Teck Resources Limited 2019 Third Quarter News Release

a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300-550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the quarter ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

36      Teck Resources Limited 2019 Third Quarter News Release

REVENUES AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2019	2018	2019	2018

REVENUES
Steelmaking coal	$1,277	$1,505	$4,417	$4,675

Copper
Highland Valley Copper	264	208	745	745
Antamina	192	238	646	793
Carmen de Andacollo	106	109	357	367
Quebrada Blanca	39	56	129	176
	601	611	1,877	2,081
Zinc
Trail Operations	456	443	1,423	1,549
Red Dog	571	570	1,146	1,151
Pend Oreille	9	23	56	69
Other	2	2	6	6
Intra-segment revenues	(136)	(154)	(408)	(501)
	902	884	2,223	2,274
Energy[1]	255	209	762	287
TOTAL REVENUES	$3,035	$3,209	$9,279	$9,317

GROSS PROFIT (LOSS)
Steelmaking coal	$425	$634	$1,871	$2,221

Copper
Highland Valley Copper	55	12	126	161
Antamina	94	140	336	500
Carmen de Andacollo	9	27	44	94
Quebrada Blanca	(17)	(9)	(19)	(16)
Other	2	1	–	–
	143	171	487	739

Zinc
Trail Operations	(20)	(36)	(53)	63
Red Dog	237	266	528	608
Pend Oreille	(4)	(13)	(7)	(21)
Other	(6)	1	13	13
	207	218	481	663
Energy[1]	12	(14)	41	(13)
TOTAL GROSS PROFIT	$787	$1,009	$2,880	$3,610

Note:
1)	Fort Hills financial results included from June 1, 2018.

37      Teck Resources Limited 2019 Third Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2019	2018	2019	2018

OPERATING COSTS
Steelmaking coal	$408	$440	$1,217	$1,173

Copper
Highland Valley Copper	145	144	435	417
Antamina	46	45	162	152
Carmen de Andacollo	69	60	234	204
Quebrada Blanca	44	43	117	124
Other	(2)	(1)	–	–
	302	291	948	897
Zinc
Trail Operations	124	122	391	334
Red Dog	123	105	209	170
Pend Oreille	11	31	58	78
Other	8	1	(7)	(7)
	266	259	651	575
Energy[1]	91	97	266	132
Total operating costs	$1,067	$1,087	$3,082	$2,777

TRANSPORTATION COSTS
Steelmaking coal	$237	$250	$727	$720

Copper
Highland Valley Copper	12	9	32	29
Antamina	7	7	20	21
Carmen de Andacollo	7	6	20	18
Quebrada Blanca	1	1	2	2
	27	23	74	70
Zinc
Trail Operations	40	35	114	108
Red Dog	48	41	100	81
Pend Oreille	–	–	1	1
	88	76	215	190
Energy[1]	30	27	88	35
Total transportation costs	$382	$376	$1,104	$1,015

Note:
1)	Fort Hills financial results included from June 1, 2018.

38      Teck Resources Limited 2019 Third Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2019	2018	2019	2018

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$290	$303	$908	$988
Intra-segment purchases	(136)	(154)	(408)	(501)
	154	149	500	487
Energy1 2	85	78	267	100
Total raw material purchases	$239	$227	$767	$587
ROYALTY COSTS
Steelmaking coal	$4	$5	$17	$12

Copper
Antamina	3	6	14	18

Zinc
Red Dog	116	118	210	214
Pend Oreille	1	1	1	1
	117	119	211	215
Total royalty costs	$124	$130	$242	$245
DEPRECIATION AND AMORTIZATION
Steelmaking coal	$203	$176	$585	$549

Copper
Highland Valley Copper	52	43	152	138
Antamina	42	40	114	102
Carmen de Andacollo	21	16	59	51
Quebrada Blanca	11	21	29	66
	126	120	354	357
Zinc
Trail Operations	22	19	63	56
Red Dog	47	40	99	78
Pend Oreille	1	4	3	10
	70	63	165	144
Energy[1]	37	21	100	33
Total depreciation and amortization	$436	$380	$1,204	$1,083
TOTAL COST OF SALES	$2,248	$2,200	$6,399	$5,707

Notes:
1)	Fort Hills financial results included from June 1, 2018.
2)	Includes diluent and non-proprietary blend purchases.

39      Teck Resources Limited 2019 Third Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2019	2018	2019	2018

Steelmaking coal	$104	$117	$362	$396
Copper
Highland Valley Copper	25	19	70	60
Antamina	20	19	71	59
Carmen de Andacollo	2	1	6	4
	47	39	147	123
Zinc
Red Dog	8	6	19	15
Total	$159	$162	$528	$534

40      Teck Resources Limited 2019 Third Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.
	Three months ended September 30,		Nine months ended September 30,
Steelmaking coal	2019	2018	2019	2018

Waste production (million BCM’s)	72.3	68.7	218.2	210.6
Clean coal production (million tonnes)	6.5	6.4	19.0	18.9

Clean coal strip ratio (waste BCM’s/coal tonnes)	11.1:1	10.8:1	11.5:1	11.1:1
Sales (million tonnes)	6.1	6.7	18.7	19.4

Highland Valley Copper

Tonnes mined (000's)	26,122	27,422	79,827	82,165
Tonnes milled (000's)	12,825	12,311	38,227	36,964

Copper
Grade (%)	0.30	0.23	0.28	0.27
Recovery (%)	82.4	80.4	82.7	78.9
Production (000's tonnes)	31.6	23.1	87.8	78.1
Sales (000's tonnes)	32.9	24.7	90.5	81.8
Molybdenum
Production (million pounds)	1.2	1.9	5.2	6.7
Sales (million pounds)	2.1	1.9	5.3	6.3

Antamina

Tonnes mined (000's)	59,299	62,470	176,193	179,557
Tonnes milled (000's)
Copper-only ore	8,031	7,151	21,283	21,416
Copper-zinc ore	5,091	6,046	16,168	16,920

	13,122	13,197	37,451	38,336
Copper[1]
Grade (%)	0.99	0.96	1.02	0.95
Recovery (%)	88.4	89.3	88.5	89.8
Production (000's tonnes)	115.8	113.6	337.1	328.1
Sales (000's tonnes)	101.8	103.4	315.0	314.6

Zinc[1]
Grade (%)	1.75	2.15	1.64	2.22
Recovery (%)	84.3	87.8	84.7	88.2
Production (000's tonnes)	71.9	107.6	224.3	324.0
Sales (000's tonnes)	70.9	112.0	219.9	321.4

Molybdenum
Production (million pounds)	2.6	3.1	4.3	7.5
Sales (million pounds)	1.1	1.4	3.7	7.3

Note:
1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

41      Teck Resources Limited 2019 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
Carmen de Andacollo	2019	2018	2019	2018

Tonnes mined (000’s)	6,284	6,121	17,899	17,770
Tonnes milled (000’s)	4,597	4,771	12,944	13,541
Copper
Grade (%)	0.39	0.39	0.39	0.39
Recovery (%)	88.9	86.3	88.9	86.8
Production (000’s tonnes)	15.9	15.7	44.7	46.4
Sales (000’s tonnes)	14.4	13.9	47.3	44.3

Copper cathode
Production (000’s tonnes)	0.8	0.9	2.0	2.9
Sales (000’s tonnes)	0.8	0.9	2.0	3.0

Gold[1]
Production (000’s ounces)	14.1	16.2	40.4	43.3
Sales (000’s ounces)	14.1	14.2	46.3	42.1

Note:
1)	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca

Tonnes mined (000's)	–	2,899	–	10,062
Tonnes placed (000's)
Heap leach ore	–	–	–	–
Dump leach ore	–	1,263	–	6,040
	–	1,263	–	6,040
Grade (SCu%)[1]
Heap leach ore	–	–	–	–
Dump leach ore	–	0.22	–	0.32

Production (000's tonnes)
Heap leach ore	0.8	1.6	2.7	4.4
Dump leach ore	4.0	4.9	13.2	15.1
	4.8	6.5	15.9	19.5
Sales (000's tonnes)	4.9	7.0	15.8	20.4

Note:
1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

42      Teck Resources Limited 2019 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Trail Operations
Concentrate treated (000’s tonnes)
Zinc	135	144	418	431
Lead	27	29	87	93
Metal production
Zinc (000's tonnes)	71.9	74.7	220.5	228.3
Lead (000's tonnes)	17.1	14.9	52.0	51.0
Silver (million ounces)	3.5	3.0	10.3	10.6
Gold (000's ounces)	8.8	10.4	26.5	31.2

Metal sales
Zinc (000's tonnes)	74.4	74.4	224.0	228.6
Lead (000's tonnes)	17.9	12.4	52.1	45.9
Silver (million ounces)	3.5	3.0	10.3	10.4
Gold (000's ounces)	8.5	10.3	25.4	31.7

Red Dog

Tonnes mined (000's)	2,741	3,080	7,000	8,748
Tonnes milled (000's)	1,169	1,108	3,253	3,133
Zinc
Grade (%)	15.4	15.7	15.3	16.0
Recovery (%)	85.3	85.0	84.5	84.2
Production (000's tonnes)	153.1	148.0	421.3	423.1
Sales (000's tonnes)	170.9	150.5	387.6	345.5
Lead
Grade (%)	4.5	4.4	4.3	4.5
Recovery (%)	55.2	53.8	54.9	50.6
Production (000's tonnes)	28.9	26.4	76.8	71.8
Sales (000's tonnes)	64.0	66.6	64.0	66.6

Pend Oreille1

Tonnes mined (000's)	39	240	382	651
Tonnes milled (000's)	47	166	349	398
Zinc
Grade (%)	6.2	5.5	6.2	5.8
Recovery (%)	89.7	87.5	89.5	87.9
Production (000's tonnes)	2.6	7.9	19.4	20.4
Sales (000's tonnes)	3.1	8.2	19.9	21.2
Lead
Grade (%)	1.0	1.0	1.0	0.8
Recovery (%)	63.5	60.1	60.8	60.9
Production (000's tonnes)	0.3	1.0	2.1	2.1
Sales (000's tonnes)	0.4	1.0	2.2	2.2

Note:
1)	Pend Oreille suspending mining and concentrate production on July 31, 2019.

43      Teck Resources Limited 2019 Third Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The adjustments described above to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

44      Teck Resources Limited 2019 Third Quarter News Release

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cost of sales – Adjusted site cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described above, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Adjusted cash costs of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenues, but adds back crown royalties to arrive at the value of the underlying bitumen.

45      Teck Resources Limited 2019 Third Quarter News Release

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back crown royalties that are deducted from revenue.

Blended bitumen price realized – Blended bitumen price realized is blended bitumen revenue divided by blended bitumen barrels sold in the period.

Operating netback – Operating netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Debt to debt-plus-equity ratio – debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity, expressed as a percentage.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage

Debt to EBITDA ratio – debt to EBITDA ratio takes total debt as reported and divides that by EBITDA for the twelve months ended at the reporting period, expressed as the number of times EBITDA needs to be earned to repay all of the outstanding debt

Net debt to EBITDA ratio – net debt to EBITDA ratio is the same calculation as the debt to EBITDA ratio, but using net debt as the numerator

46      Teck Resources Limited 2019 Third Quarter News Release

Profit and Adjusted Profit

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2019	2018	2019	2018

Profit attributable to shareholders	$369	$1,281	$1,230	$2,674
Add (deduct):
Debt prepayment option loss (gain)	–	(17)	(77)	7
Debt redemption loss	–	19	166	19
Gain on sale of Waneta Dam	–	(812)	–	(812)
Asset impairment	–	–	109	–
Taxes and other	34	(5)	2	(16)
Adjusted profit attributable to shareholders	$403	$466	$1,430	$1,872
Adjusted basic earnings per share	$0.72	$0.81	$2.54	$3.26
Adjusted diluted earnings per share	$0.72	$0.80	$2.52	$3.21

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2019	2018	2019	2018

Basic earnings per share	$0.66	$2.23	$2.19	$4.66
Add (deduct):
Debt prepayment option loss (gain)	–	(0.03)	(0.13)	0.02
Debt redemption loss	–	0.03	0.29	0.03
Gain on sale of Waneta Dam	–	(1.41)	–	(1.41)
Asset impairment	–	–	0.19	–
Taxes and other	0.06	(0.01)	–	(0.04)
Adjusted basic earnings per share	$0.72	$0.81	$2.54	$3.26

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2019	2018	2019	2018

Diluted earnings per share	$0.66	$2.20	$2.16	$4.59
Add (deduct):
Debt prepayment option loss (gain)	–	(0.03)	(0.13)	0.02
Debt redemption loss	–	0.03	0.29	0.03
Gain on sale of Waneta Dam	–	(1.39)	–	(1.39)
Asset impairment	–	–	0.19	–
Taxes and other	0.06	(0.01)	0.01	(0.04)
Adjusted diluted earnings per share	$0.72	$0.80	$2.52	$3.21

47      Teck Resources Limited 2019 Third Quarter News Release

Reconciliation of Net Debt to EBITDA Ratio

	(A) Twelve months ended December 31, 2018		(B) Nine Months ended September 30, 2018	(C) Nine months ended September 30, 2019	(A-B+C) Twelve months ended September 30, 2019

Profit attributable to shareholders	$3,107		$2,674	$1,230	$1,663
Finance expense net of finance income	219		161	172	230
Provision for income taxes	1,365		1,104	630	891
Depreciation and amortization	1,483		1,083	1,204	1,604
EBITDA	$6,174	(D)	$5,022	$3,236	$4,388	(E)

Total debt at period end	$5,519				$4,929
Less: cash and cash equivalents at period end	(1,734)				(1,619)
Net debt	$3,785	(F)			$3,310	(G)

Debt to EBITDA ratio	0.9				1.1
Net Debt to EBITDA ratio	0.6	(F/D)			0.8	(G/E)

Reconciliation of EBITDA and Adjusted EBITDA
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2019	2018	2019	2018

Profit attributable to shareholders	$369	$1,281	$1,230	$2,674
Finance expense net of finance income	56	74	172	161
Provision for income taxes	171	329	630	1,104
Depreciation and amortization	436	380	1,204	1,083
EBITDA	1,032	$2,064	3,236	$5,022

Add (deduct):
Debt prepayment option loss (gain)	–	(23)	(105)	9
Debt redemption loss	–	26	224	26
Gain on sale of Waneta Dam	–	(888)	–	(888)
Asset impairment	–	–	171	–
Taxes and other	48	(15)	78	(34)
Adjusted EBITDA	$1,080	$1,164	$3,604	$4,135

48      Teck Resources Limited 2019 Third Quarter News Release

Reconciliation of Energy Business Unit EBITDA by Operation

	Three months ended September 30, 2019			Three months ended September 30, 2018
		Reported as			Reported as
(CAD$ in millions)	Energy	Fort Hills	Other Energy	Energy	Fort Hills	Other Energy

Profit (loss) before taxes	$(2)	$7	$(9)	$(24)	$(21)	$(3)
Depreciation and amortization	37	37	–	21	21	–
Finance expense net of finance income	5	5	–	7	7	–
EBITDA	$40	$49	$(9)	$4	$7	$(3)

	Nine months ended September 30, 2019			Nine months ended September 30, 2018
		Reported as			Reported as
(CAD$ in millions)	Energy	Fort Hills	Other Energy	Energy	Fort Hills	Other Energy

Profit (loss) before taxes	$(1)	$21	$(22)	$(17)	$(24)	$7
Depreciation and amortization	100	100	–	33	33	–
Finance expense net of finance income	20	20	–	11	11	–
EBITDA	$119	$141	$(22)	$27	$20	$7

49      Teck Resources Limited 2019 Third Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2019	2018	2019	2018

Gross profit	$787	$1,009	$2,880	$3,610
Depreciation and amortization	436	380	1,204	1,083
Gross profit before depreciation and amortization	$1,223	$1,389	$4,084	$4,693

Reported as:
Steelmaking coal	$628	$810	$2,456	$2,770

Copper
Highland Valley Copper	107	55	278	299
Antamina	136	180	450	602
Carmen de Andacollo	30	43	103	145
Quebrada Blanca	(6)	12	10	50
Other	2	1	–	–
	269	291	841	1,096
Zinc
Trail Operations	2	(17)	10	119
Red Dog	284	306	627	686
Pend Oreille	(3)	(9)	(4)	(11)
Other	(6)	1	13	13
	277	281	646	807
Energy[1]	49	7	141	20
Gross profit before depreciation and amortization	$1,223	$1,389	$4,084	$4,693

Note:
1)	Fort Hills financial results included from June 1, 2018.

50      Teck Resources Limited 2019 Third Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2019	2018	2019	2018

Revenues
Steelmaking coal (E)	$1,277	$1,505	$4,417	$4,675
Copper (F)	601	611	1,877	2,081
Zinc (G)	902	884	2,223	2,274
Energy (H)	255	209	762	287
Total	$3,035	$3,209	$9,279	$9,317

Gross profit, before depreciation and amortization
Steelmaking coal (A)	$628	$810	$2,456	$2,770
Copper (B)	269	291	841	1,096
Zinc (C)	277	281	646	807
Energy (D)	49	7	141	20
Total	$1,223	$1,389	$4,084	$4,693

Gross profit margins before depreciation
Steelmaking coal (A/E)	49%	54%	56%	59%
Copper (B/F)	45%	48%	45%	53%
Zinc (C/G)	31%	32%	29%	35%
Energy (D/H)	19%	3%	19%	7%

51      Teck Resources Limited 2019 Third Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2019	2018	2019	2018

Cost of sales as reported	$852	$871	$2,546	$2,454
Less:
Transportation costs	(237)	(250)	(727)	(720)
Depreciation and amortization	(203)	(176)	(585)	(549)
Inventory write-down	(4)	–	(4)	–
Adjusted cash cost of sales	$408	$445	$1,230	$1,185
Tonnes sold (millions)	6.1	6.7	18.7	19.4
Per unit amounts – CAD$/tonne
Adjusted cash cost of sales	$67	$67	$66	$61
Transportation costs	39	37	39	37
Inventory write-down	1	–	–	–
Cash unit costs – CAD$/tonne	$107	$104	$105	$98
US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.32	$1.31	$1.33	$1.29
Per unit amounts – US$/tonne
Adjusted cash cost of sales	$51	$51	$50	$47
Transportation costs	29	28	29	29
Inventory write-down	1	–	–	–
Cash unit costs – US$/tonne	$81	$79	$79	$76

Note:
1)	Average period exchange rates are used to convert to US$/tonne equivalent.

52      Teck Resources Limited 2019 Third Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2019	2018	2019	2018

Revenue as reported	$601	$611	$1,877	$2,081
By-product revenue (A)	(79)	(104)	(243)	(361)
Smelter processing charges (B)	41	36	126	116
Adjusted revenue	$563	$543	$1,760	$1,836

Cost of sales as reported	$458	$440	$1,390	$1,342
Less:
Depreciation and amortization	(126)	(120)	(354)	(357)
Inventory (write-down) provision reversal	(7)	–	(4)	(3)
Labour settlement	(8)	(1)	(13)	(1)
By-product cost of sales (C)	(12)	(15)	(39)	(46)
Adjusted cash cost of sales (D)	$305	$304	$980	$935

Payable pounds sold (millions) (E)	162.2	148.9	483.2	470.5

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$1.88	$2.04	$2.03	$1.99
Smelter processing charges (B/E)	0.25	0.24	0.26	0.24
Total cash unit costs – CAD$/pound	$2.13	$2.28	$2.29	$2.23
Cash margin for by-products – ((A – C)/E)	(0.41)	(0.60)	(0.42)	(0.67)
Net cash unit costs – CAD$/pound	$1.72	$1.68	$1.87	$1.56

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.32	$1.31	$1.33	$1.29

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.43	$1.56	$1.53	$1.54
Smelter processing charges	0.19	0.19	0.19	0.19
Total cash unit costs – US$/pound	$1.62	$1.75	$1.72	$1.73
Cash margin for by-products	(0.31)	(0.46)	(0.32)	(0.52)
Net cash unit costs – US$/pound	$1.31	$1.29	$1.40	$1.21

Note:
1)	Average period exchange rates are used to convert to US$/lb. equivalent.

53      Teck Resources Limited 2019 Third Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2019	2018	2019	2018

Revenue as reported	$902	$884	$2,223	$2,274
Less:
Trail Operations revenues as reported	(456)	(443)	(1,423)	(1,549)
Other revenues as reported	(2)	(2)	(6)	(6)
Add back: Intra-segment revenues as reported	136	154	408	501
	$580	$593	$1,202	$1,220
By-product revenues (A)	(215)	(209)	(231)	(219)
Smelter processing charges (B)	105	59	209	182
Adjusted revenue	$470	$443	$1,180	$1,183

Cost of sales as reported	$695	$666	$1,742	$1,611
Less:
Trail Operations cost of sales as reported	(476)	(479)	(1,476)	(1,486)
Other costs of sales as reported	(8)	(1)	7	7
Add back: Intra-segment purchases as reported	136	154	408	501
	$347	$340	$681	$633
Less:
Depreciation and amortization	(48)	(44)	(102)	(88)
Severance charge	–	–	(4)	–
Royalty costs	(117)	(119)	(211)	(215)
By-product cost of sales (C)	(51)	(50)	(51)	(50)
Adjusted cash cost of sales (D)	$131	$127	$313	$280
Payable pounds sold (millions) (E)	332.0	298.2	769.2	687.8
Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.39	$0.43	$0.41	$0.41
Smelter processing charges (B/E)	0.32	0.20	0.27	0.26
Total cash unit costs – CAD$/pound	$0.71	$0.63	$0.68	$0.67
Cash margin for by-products – ((A - C)/E)	(0.49)	(0.53)	(0.24)	(0.25)
Net cash unit costs – CAD$/pound	$0.22	$0.10	$0.44	$0.42

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.32	$1.31	$1.33	$1.29

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.30	$0.33	$0.31	$0.31
Smelter processing charges	0.24	0.15	0.20	0.21
Total cash unit costs – US$/pound	$0.54	$0.48	$0.51	$0.52
Cash margin for by-products	(0.37)	(0.41)	(0.18)	(0.19)
Net cash unit costs – US$/pound	$0.17	$0.07	$0.33	$0.33

Notes:
1)	Red Dog and Pend Oreille.
2)	Average period exchange rates are used to convert to US$/lb. equivalent.

54      Teck Resources Limited 2019 Third Quarter News Release

Energy Business Unit – Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations1 2

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2019	2018	2019	2018

Revenue as reported	$255	$209	$762	$287
Less:
Cost of diluent for blending	(79)	(66)	(242)	(88)
Non-proprietary product revenue	(7)	(18)	(24)	(18)
Add back: crown royalties (D)	6	7	15	10
Adjusted revenue (A)	$175	$132	$511	$191

Cost of sales as reported	$243	$223	$721	$300
Less:
Depreciation and amortization	(37)	(21)	(100)	(33)
Cash cost of sales	$206	$202	$621	$267
Less:
Cost of diluent for blending	(79)	(66)	(242)	(88)
Cost of non-proprietary product purchased	(5)	(12)	(24)	(12)
Transportation costs for FRB (C)	(30)	(24)	(89)	(32)
Operating cost adjustment[4]	(1)	(3)	(2)	(3)
Adjusted operating costs (E)	$91	$97	$264	$132

Blended bitumen barrels sold (000’s)	4,240	3,105	12,186	4,267
Less diluent barrels included in blended bitumen (000’s)	(932)	(621)	(2,864)	(865)
Bitumen barrels sold (000’s) (B)	3,308	2,484	9,322	3,402

Per barrel amounts – CAD$
Bitumen price realized (A/B)	$52.61	$53.41	$54.69	$56.47
Crown royalties (D/B)	(1.81)	(2.90)	(1.58)	(3.08)
Transportation costs for FRB (C/B)	(9.16)	(9.58)	(9.59)	(9.43)
Adjusted operating costs (E/B)	(27.31)	(39.04)	(28.20)	(38.84)
Operating netback – CAD$ per barrel	$14.33	$1.89	$15.32	$5.12

Notes:
1)	Calculated per unit amounts may differ due to rounding.
2)	Fort Hills financial results included from June 1, 2018.
3)
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

4)	Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

55      Teck Resources Limited 2019 Third Quarter News Release

Blended Bitumen Price Realized Reconciliation1 2

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2019	2018	2019	2018

Revenue as reported	$255	$209	$762	$287
Less: non-proprietary product revenue	(7)	(18)	(24)	(18)
Add back: crown royalties	6	7	15	10

Blended bitumen revenue (A)	$254	$198	$753	$279

Blended bitumen barrels sold (000’s) (B)	4,240	3,105	12,186	4,267
Blended bitumen price realized – (CAD$/barrel) (A/B) = D1	$59.78	$63.96	$61.73	$65.60
Average exchange rate (CAD$ per US$1.00) (C)	1.32	1.31	1.33	1.31
Blended bitumen price realized – (US$/barrel) (D/C)[1]	$45.26	$48.94	$46.44	$50.14

Notes:
1)	Calculated per unit amounts may differ due to rounding.
2)	Fort Hills financial results included from June 1, 2018.

56      Teck Resources Limited 2019 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

These forward-looking statements, including under the headings “Outlook,” that appear in various places in this release, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated global and regional supply and demand for our commodities, production, sales and unit and other cost guidance and forecasts for our products, business units and individual operations, and our expectation that we will meet that guidance, capital expenditure guidance, capitalized stripping guidance, mine lives and duration of operations at our various mines and operations, expected annualized EBITDA improvements and other benefits that will be generated from our RACE21TM innovation-driven efficiency program and the associated implementation costs, targeted cost reduction amounts and timing, impact of the electrical equipment failure on Trail production and timing of repairs, Elk Valley Water Quality Plan spending guidance, including projected 2019 capital spending and other capital spending guidance, timing of AWTF construction, expectation that SRFs will be used instead of AWTFs, potential for SRFs to reduce capital and operating costs associated with active water treatment, timing of first contributions to QB2, timing of the closing of the QB2 project financing and first borrowing, expansion potential and doubling of production capacity relating to QB2, expectations regarding the Neptune Bulk Terminals facility upgrade, including costs and timing, timing of construction completion at QB2 and first and full production at the project, amount of potential taxes, interest and penalties relating to the Antamina tax dispute and our share of that, potential to debottleneck at Fort Hills and expand production capacity, potential to increase Fort Hills production, our expectations, projections and sensitivities under the heading “Commodity Prices and Sensitivities,” impact of certain accounting initiatives and estimates, all guidance appearing in this news release including but not limited to the production, sales, unit cost and capital expenditure and other guidance under the heading “Guidance”, the sensitivity of our profit and EBITDA to changes in currency exchange rates and commodity price changes, the expectations regarding the amount of Class B subordinate voting shares that might be purchased under the normal course issuer bid and demand and market outlook for commodities and our products. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and

57      Teck Resources Limited 2019 Third Quarter News Release

operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation, including rail and port service, for our products, assumptions that rail and port services perform adequately, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees, business partners, joint venturers and communities in which we operate. Assumptions regarding Quebrada Blanca Phase 2 are based on current project plans. Assumptions regarding the benefits of SRF and efforts to reduce water treatment costs are based on the assumption that technologies will work on a wide scale. Assumptions regarding the costs and benefits of the Neptune Bulk Terminals expansion and other projects include assumptions that the relevant project is constructed and operated in accordance with current expectations. Our Guidance tables include footnotes with further assumptions relating to our guidance. Our anticipated RACE21TM related EBITDA improvements and associated costs assume that the relevant projects are implemented in accordance with our plans and budget, and are based on current commodity price assumptions and forecast sale volumes. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Fort Hills is not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. Purchases of Class B subordinate voting shares under the normal course issuer bid may be affected by, among other things, availability of Class B subordinate voting shares, share price volatility and availability of funds to purchase shares. Timing of closing of the QB2 project financing is subject to satisfaction of conditions to closing, and unanticipated changes to assumed QB2 schedules or costs may affect timing of first borrowing under the financing. EBITDA improvements may be impacted by the effectiveness of our projects, actual commodity prices and sales volumes, among other matters.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal

58      Teck Resources Limited 2019 Third Quarter News Release

prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2018, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information regarding our material mining projects in this quarterly report was reviewed, approved and verified by Mr. Rodrigo Alves Marinho, P.Geo., an employee of Teck. Mr. Marinho is a qualified person, as defined under National Instrument (NI) 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2019 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, October 24, 2019. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

59      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2019

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except for share data)	2019	2018	2019	2018
Revenues (Note 3)	$3,035	$3,209	$9,279	$9,317
Cost of sales	(2,248)	(2,200)	(6,399)	(5,707)
Gross profit	787	1,009	2,880	3,610

Other operating income (expenses)
General and administration	(35)	(32)	(118)	(92)
Exploration	(20)	(18)	(50)	(45)
Research and development	(24)	(9)	(45)	(25)
Asset impairment (Note 4)	–	–	(171)	–
Other operating income (expense) (Note 5)	(107)	732	(320)	532
Profit from operations	601	1,682	2,176	3,980

Finance income	9	10	41	23
Finance expense (Note 6)	(65)	(84)	(213)	(184)
Non-operating income (expense) (Note 7)	1	12	(105)	(12)
Share of loss of associates and joint ventures	(2)	(1)	(2)	(3)
Profit before taxes	544	1,619	1,897	3,804
Provision for income taxes (Note 15)	(171)	(329)	(630)	(1,104)
Profit for the period	$373	$1,290	$1,267	$2,700
Profit attributable to:
Shareholders of the company	$369	$1,281	$1,230	$2,674
Non-controlling interests	4	9	37	26
Profit for the period	$373	$1,290	$1,267	$2,700
Earnings per share
Basic	$0.66	$2.23	$2.19	$4.66
Diluted	$0.66	$2.20	$2.16	$4.59

Weighted average shares outstanding (millions)	556.7	574.7	562.5	574.1
Weighted average diluted shares outstanding (millions)	561.9	582.3	568.5	582.8
Shares outstanding at end of period (millions)	554.1	574.9	554.1	574.9

61      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2019	2018	2019	2018

Profit for the period	$373	$1,290	$1,267	$2,700

Other comprehensive income (loss) for the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $6, $(17), $(16) and $15)	81	(99)	(179)	86
Change in fair value of debt securities (net of taxes of $nil, $nil, $nil and $nil)	–	(1)	1	(1)
	81	(100)	(178)	85
Items that will not be reclassified to profit
Change in fair value of marketable equity securities (net of taxes of $nil, $nil, $nil and $nil)	1	(4)	3	(4)
Remeasurements of retirement benefit plans (net of taxes of $(2), $28, $(17) and $10)	7	(63)	55	(20)
	8	(67)	58	(24)
Total other comprehensive income (loss) for the period	89	(167)	(120)	61
Total comprehensive income for the period	$462	$1,123	$1,147	$2,761

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$92	$(166)	$(109)	$55
Non-controlling interests	(3)	(1)	(11)	6
	$89	$(167)	$(120)	$61

Total comprehensive income attributable to:
Shareholders of the company	$461	$1,115	$1,121	$2,729
Non-controlling interests	1	8	26	32
	$462	$1,123	$1,147	$2,761

62      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2019	2018	2019	2018

Operating activities
Profit for the period	$373	$1,290	$1,267	$2,700
Depreciation and amortization	436	380	1,204	1,083
Provision for income taxes	171	329	630	1,104
Asset impairment	–	–	171	–
Gain on sale of investments and assets	(3)	(889)	(10)	(891)
Foreign exchange losses (gains)	(1)	(15)	12	(23)
Loss on debt redemption	–	26	224	26
Loss (gain) on debt prepayment options	–	(23)	(105)	9
Net finance expense	56	74	172	161
Income taxes paid	(150)	(150)	(524)	(643)
Other	(9)	31	31	40
Net change in non-cash working capital items	189	(176)	(370)	(465)
	1,062	877	2,702	3,101
Investing activities
Expenditures on property, plant and equipment	(824)	(421)	(1,905)	(1,240)
Capitalized production stripping costs	(159)	(162)	(528)	(534)
Expenditures on investments and other assets	(43)	(116)	(123)	(252)
Proceeds from investments and assets	20	1,206	66	1,279
	(1,006)	507	(2,490)	(747)
Financing activities
Redemption and repayment of debt	–	(1,327)	(835)	(1,355)
Repayment of lease liabilities	(37)	(5)	(107)	(21)
Advances from SMM/SC1	–	–	913	–
Equity contributions by SMM/SC	406	–	797	–
QB2[2] partnering and financing transaction costs paid	(37)	–	(103)	–
Interest and finance charges paid	(104)	(140)	(315)	(349)
Issuance of Class B subordinate voting shares	2	4	10	49
Purchase and cancellation of Class B subordinate voting shares	(180)	–	(513)	(58)
Dividends paid	(28)	(29)	(84)	(86)
Distributions to non-controlling interests	(6)	(9)	(21)	(31)
	16	(1,506)	(258)	(1,851)

Effect of exchange rate changes on cash and cash equivalents	18	(26)	(69)	28
Increase (decrease) in cash and cash equivalents	90	(148)	(115)	531
Cash and cash equivalents at beginning of period	1,529	1,631	1,734	952
Cash and cash equivalents at end of period	$1,619	$1,483	$1,619	$1,483

Notes:
1)	Sumitomo Metal Mining Co., Ltd. (SMM) and Sumitomo Corporation (SC) are defined together as SMM/SC.
2)	Quebrada Blanca Phase 2 copper development project.

63      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

(CAD$ in millions)	September 30, 2019	December 31, 2018

ASSETS

Current assets
Cash and cash equivalents	$1,619	$1,734
Current income taxes receivable	109	78
Trade and settlement receivables	1,296	1,180
Inventories	2,104	2,065
Prepaids and other current assets	290	260
	5,418	5,317

Financial and other assets	999	907
Investments in associates and joint ventures	1,090	1,071
Property, plant and equipment (Notes 4 and 9)	33,041	31,050
Deferred income tax assets	160	160
Goodwill	1,109	1,121
	$41,817	$39,626

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$2,327	$2,333
Current portion of debt (Note 8)	30	–
Current portion of lease liabilities (Note 9)	122	32
Current income taxes payable	120	151
	2,599	2,516

Debt (Note 8)	4,214	5,181
Lease liabilities (Note 9)	563	306
Advances from SMM/SC (Note 2)	905	–
Deferred income tax liabilities	6,433	6,331
Retirement benefit liabilities	508	482
Provisions and other liabilities	2,379	1,792
	17,601	16,608
Equity
Attributable to shareholders of the company	23,402	22,884
Attributable to non-controlling interests	814	134
	24,216	23,018
	$41,817	$39,626

64      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Nine months ended September 30,
(CAD$ in millions)	2019	2018

Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,595	6,603
Share repurchases	(204)	(19)
Issued on exercise of options	13	63
End of period	6,404	6,647
Retained earnings
Beginning of period	15,495	12,796
IFRS 16 transition adjustment on January 1, 2019	(43)	–
IFRS 9 transition adjustment on January 1, 2018	–	34
Profit for the period attributable to shareholders of the company	1,230	2,674
Dividends paid	(84)	(86)
Share repurchases	(300)	(39)
Adjustment from SMM/SC transaction	4	–
Purchase of non-controlling interests	–	(159)
Remeasurements of retirement benefit plans	55	(20)
End of period	16,357	15,200
Contributed surplus
Beginning of period	204	202
Share option compensation expense	14	13
Transfer to Class B subordinate voting shares on exercise of options	(3)	(14)
End of period	215	201
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	584	244
IFRS 9 transition adjustment on January 1, 2018	–	(34)
Other comprehensive income (loss)	(109)	55
Less remeasurements of retirement benefit plans recorded in retained earnings	(55)	20
End of period	420	285
Non-controlling interests
Beginning of period	134	142
Profit for the period attributable to non-controlling interests	37	26
Other comprehensive income (loss) attributable to non-controlling interests	(11)	6
Purchase of non-controlling interests	–	(16)
Adjustments from SMM/SC transaction (Note 2)	675	–
Dividends or distributions	(21)	(31)
End of period	814	127
Total equity	$24,216	$22,466

65      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). Certain information has been reclassified to conform with the financial statement presentation adopted for the current year.
These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements, except for those policies disclosed in Note 2 to our consolidated financial statements for the first quarter ended March 31, 2019. Note 15 in our March 31, 2019 condensed interim consolidated financial statements disclosed the effects of the adoption of IFRS 16, Leases (IFRS 16), and IFRIC 23, Uncertainty over Income Tax Treatments as at January 1, 2019. On October 23, 2019, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	TRANSACTIONS

SMM/SC Subscription

During the first quarter of 2019, we closed a transaction where Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) subscribed for a 30% indirect interest in Compañia Minera Quebrada Blanca S.A. (QBSA), which owns the Quebrada Blanca Phase 2 (QB2) copper development project located in Northern Chile. Post-transaction, QBSA’s effective ownership is 60% Teck, 30% SMM/SC and 10% Empresa Nacional de Minería (ENAMI). ENAMI, a Chilean State agency, holds a preference share interest in QBSA, which does not require ENAMI to fund capital spending. As a result of the transaction, on closing we recorded cash received, a receivable for further equity contributions, a financial receivable related to the supplemental payment for QB2 target mill throughput, a partner advance from SMM/SC, a financial liability related to ENAMI’s preferential dividend stream, and a non-controlling interest for SMM/SC’s interest in QBSA, with the difference recorded directly in equity as at March 31, 2019.

Based on provisions of the shareholders agreement, we retain control of QBSA and continue to consolidate its results.

During the third quarter ended September 30, 2019, payment of approximately $406 million was received from SMM/SC as a further equity contribution.

SMM/SC have agreed to make a supplemental payment to us of US$50 million if the QB2 mill throughput reaches 154,000 tonnes per day prior to the earlier of sanctioning a major expansion or December 31, 2025. This financial receivable related to the supplemental payment for QB2 target mill throughput was $35 million, which reflects its discounted fair value as at September 30, 2019.

Under the QBSA shareholders agreement, ENAMI is entitled to a preferential dividend stream, which is referenced in part to the amount of interest on subordinated loans provided to QBSA by us and SMM/SC. This preferential dividend stream has been recorded as a financial liability within provisions and other liabilities in the amount of $81 million as at September 30, 2019.

SMM/SC’s non-controlling interest in QBSA was $799 million at September 30, 2019.

66      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

2.	TRANSACTIONS, continued

Advances from SMM/SC

In conjunction with the subscription arrangement with SMM/SC, QBSA entered into a subordinated loan facility agreement with SMM/SC for SMM/SC to advance QBSA up to US$1.3 billion. The advances are due in full at maturity on January 15, 2038. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin. As at September 30, 2019, we had $905 million of advances from SMM/SC outstanding, which is net of financing fees of $7 million. Since the initial $907 million contribution was received on closing of the transaction, an additional $13 million in advances has been received and is offset by foreign exchange movements during the period. The carrying value of the advances approximates fair value based on prevailing market interest rates in effect at September 30, 2019.

3.	REVENUES

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 11) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenues are accounted for at current market prices as if sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	Three months ended September 30, 2019
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$1,277	$–	$–	$–	$1,277
Copper	–	522	–	–	522
Zinc	–	35	614	–	649
Blended bitumen	–	–	–	255	255
Silver	–	6	128	–	134
Lead	–	2	209	–	211
Other	–	36	87	–	123
Intra-segment	–	–	(136)	–	(136)
	$1,277	$601	$902	$255	$3,035

(CAD$ in millions)	Three months ended September 30, 2018
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$1,505	$–	$–	$–	$1,505
Copper	–	506	–	–	506
Zinc	–	65	651	–	716
Blended bitumen	–	–	–	209	209
Silver	–	5	98	–	103
Lead	–	–	207	–	207
Other	–	35	82	–	117
Intra-segment	–	–	(154)	–	(154)
	$1,505	$611	$884	$209	$3,209

67      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

3.	REVENUES, continued

(CAD$ in millions)	Nine months ended September 30, 2019
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$4,417	$–	$–	$–	$4,417
Copper	–	1,634	–	–	1,634
Zinc	–	125	1,802	–	1,927
Blended bitumen	–	–	–	762	762
Silver	–	17	270	–	287
Lead	–	4	295	–	299
Other	–	97	264	–	361
Intra-segment	–	–	(408)	–	(408)
	$4,417	$1,877	$2,223	$762	$9,279

(CAD$ in millions)	Nine months ended September 30, 2018
	Steelmaking Coal	Copper	Zinc	Energy[1]	Total
Steelmaking coal	$4,675	$–	$–	$–	$4,675
Copper	–	1,720	–	–	1,720
Zinc	–	226	1,948	–	2,174
Blended bitumen	–	–	–	287	287
Silver	–	15	263	–	278
Lead	–	–	313	–	313
Other	–	120	251	–	371
Intra-segment	–	–	(501)	–	(501)
	$4,675	$2,081	$2,274	$287	$9,317

Note:
1)	Revenue from Fort Hills included in financial results from June 1, 2018.

4.	ASSET IMPAIRMENT

During the second quarter of 2019, as a result of our decision not to proceed with the MacKenzie Redcap extension at our Cardinal River steelmaking coal operation, we performed an impairment test to determine the recoverable amount of our Cardinal River cash generating unit (CGU). Based on available information, we determined that the fair value less costs of disposal (FVLCD) for the Cardinal River CGU was lower than its carrying value. As a result, we recorded a pre-tax impairment of $171 million (after-tax $109 million) related to the mineral property of the Cardinal River CGU. The impairment affected the profit of our steelmaking coal operating segment for the nine months ended September 30, 2019 (Note 11).

68      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

5.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2019	2018	2019	2018
Settlement pricing adjustments	$(50)	$(54)	$(41)	$(85)
Share-based compensation (Note 10(a))	27	(3)	2	(57)
Environmental and care and maintenance costs	(48)	(31)	(137)	(15)
Social responsibility and donations	(1)	(2)	(7)	(10)
Gain on sale of assets	1	889	3	885
Commodity derivatives	11	(13)	19	(47)
Take or pay contract costs	(29)	(23)	(93)	(79)
Other	(18)	(31)	(66)	(60)
	$(107)	$732	$(320)	$532

6.	FINANCE EXPENSE
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2019	2018	2019	2018

Debt interest	$61	$83	$216	$260
Interest on advances from SMM/SC	12	–	28	–
Interest on lease liabilities	9	6	30	18
Letters of credit and standby fees	14	16	37	47
Net interest expense on retirement benefit plans	2	2	5	5
Accretion on decommissioning and restoration provisions	29	26	83	76
Other	6	3	11	7
	133	136	410	413
Less capitalized borrowing costs	(68)	(52)	(197)	(229)
	$65	$84	$213	$184

7.	NON-OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2019	2018	2019	2018

Foreign exchange gains (losses)	$1	$15	$(12)	$23
Gain (loss) on debt prepayment option	–	23	105	(9)
Loss on debt redemption (Note 8(a))	–	(26)	(224)	(26)
Other	–	–	26	–
	$1	$12	$(105)	$(12)

69      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	DEBT

($ in millions)	September 30, 2019			December 31, 2018
	Face	Carrying	Fair	Face	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	(US$)	(CAD$)	(CAD$)	(US$)	(CAD$)	(CAD$)

8.5% notes due June 2024 (a)	$–	$–	$–	$600	$819	$883
4.5% notes due January 2021	117	155	158	117	159	159
4.75% notes due January 2022	202	267	277	202	275	275
3.75% notes due February 2023	220	294	303	220	295	286
6.125% notes due October 2035	609	794	918	609	818	802
6.0% notes due August 2040	490	647	705	490	666	621
6.25% notes due July 2041	795	1,041	1,174	795	1,072	1,031
5.2% notes due March 2042	399	522	530	399	537	465
5.4% notes due February 2043	377	494	514	377	509	449
	3,209	4,214	4,579	3,809	5,150	4,971
Antamina term loan due April 2020	23	30	30	23	31	31
	$3,232	$4,244	$4,609	$3,832	$5,181	$5,002
Less current portion of debt	(23)	(30)	(30)	–	–	–
	$3,209	$4,214	$4,579	$3,832	$5,181	$5,002

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 14).

a)	Note Redemption

During the second quarter of 2019, we redeemed all of the US$600 million principal amount of our outstanding 8.5% notes due in June 2024. The total cost of the redemption, which was funded from cash on hand, including the premiums, was US$638 million. We recorded a pre-tax expense of $224 million in non-operating income (expense) (Note 7) in connection with this redemption, of which $174 million was non-cash, relating to the derecognition of the embedded prepayment option derivative.

b)	Revolving Facilities

We maintain a US$4.0 billion committed revolving credit facility maturing November 2023, which is undrawn at September 30, 2019. Any amounts drawn under the facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin based on credit ratings. The facility requires that our total net debt-to-capitalization ratio, which was 0.14 at September 30, 2019, not exceed 0.55 to 1.0.

With our return to investment grade credit ratings, letters of credit aggregating to $1.1 billion were cancelled during the first two quarters of 2019 and our US$600 million committed revolving credit facility maturing November 2021 was terminated. As a result, we recorded an expense of $6 million relating to the derecognition of financing fees in non-operating income (expense) in the nine months ended September 30, 2019.

70      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	DEBT, continued

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at September 30, 2019, we were party to various uncommitted credit facilities providing for a total of $1.9 billion of capacity, and the aggregate outstanding letters of credit issued thereunder were $1.6 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $454 million outstanding at September 30, 2019, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also have $450 million in surety bonds outstanding at September 30, 2019 to support current and future reclamation obligations.

9.	LEASES

a)	Right-of-Use Assets

Our significant lease arrangements include contracts for leasing office premises, mining equipment, rail cars, pipelines and road and port facilities. As at September 30, 2019, $782 million of right-of-use assets are recorded as part of property, plant and equipment.

(CAD$ in millions)

Net book value as at December 31, 2018	$504
IFRS 16 adoption	280
Additions	121
Depreciation	(101)
Changes in foreign exchange rates and other	(22)
Closing net book value as at September 30, 2019	$782

b)	Lease Liabilities

Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

(CAD$ in millions)	September 30, 2019

Undiscounted minimum lease payments:
Less than one year	$100
Two to three years	212
Four to five years	120
Thereafter	726
1,158
Effect of discounting	(473)
Present value of minimum lease payments – total lease liabilities	685
Less current portion	(122)
Long-term lease liabilities	$563

71      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

9.	LEASES, continued

Our most significant individual lease arrangements are as follows:

Fort Hills Energy L.P. (Fort Hills) entered into a service agreement in 2017 with TransCanada Corp. for the operation of the Northern Courier Pipeline and associated tanks to transport bitumen between Fort Hills and Fort McMurray, Alberta, for a period of 25 years with an option to renew for four additional five-year periods. We have assumed the extensions will be exercised in our determination of the lease liability. As at September 30, 2019, our share of the related lease liability was $204 million.

Teck Alaska Incorporated (TAK) leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog mine. The lease requires TAK to pay a minimum annual user fee of US$18 million for the next three years and US$6 million for the following 18 years. The lease is also subject to variable lease payments based on tonnage shipped and market prices for zinc over the lease term. As at September 30, 2019, the related lease liability was $138 million (US$104 million).

c)	Lease Liability Continuity

(CAD$ in millions)

As at December 31, 2018	$338
IFRS 16 adoption	342
Cash flows
Principal payments	(107)
Interest payments	(29)
Non-cash changes
Additions	124
Accretion	29
Changes in foreign exchange and other	(12)
As at September 30, 2019	$685

72      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

10.	EQUITY
a)	Share-Based Compensation
During the nine months ended September 30, 2019, we granted 1,940,210 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $28.62, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of the options issued was estimated at $10.73 per share option at the grant date using the Black-Scholes option pricing model. The option valuations were based on an average expected option life of 6 years, a risk-free interest rate of 1.81%, a dividend yield of 1.05% and an expected volatility of 41%.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively referred to as units). DSUs and RSUs are granted to both employees and directors. PSUs and PDSUs are granted to employees only.

During the nine months ended September 30, 2019, we issued 1,119,577 units to employees and directors. DSUs and RSUs issued vest immediately for directors and vest in three years for employees. PSUs and PDSUs vest in three years. The PSUs and PDSUs have performance vesting criteria that may result in 0% to 200% of units ultimately vesting. The total number of units outstanding at September 30, 2019 was 5,296,440.

Share-based compensation recovery of $27 million and $2 million (2018 – $3 million and $57 million expense) was recorded for the three and nine months ended September 30, 2019, respectively, for all outstanding share options and units.

b)	Accumulated Other Comprehensive Income

	September 30,	September 30,
(CAD$ in millions)	2019	2018

Currency translation differences	$443	$308
Unrealized loss on marketable equity and debt securities (net of tax of $4 and $3)	(21)	(24)
Realized gain (loss) on marketable equity and debt securities (net of tax $nil and $nil)	(1)	2
Share of other comprehensive loss of associates and joint ventures	(1)	(1)
	$420	$285

c)	Dividends

Dividends of $0.05 per share (totaling $28 million) were paid on our Class A common and Class B subordinate voting shares in the third quarter of 2019.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

We purchased for cancellation 17,519,188 Class B subordinate voting shares under our normal course issuer bid during the nine months ended September 30, 2019.

73      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

11.	SEGMENTED INFORMATION
Based on the primary products we produce and our development projects, we have five reportable segments which we report to our Chief Executive Officer — steelmaking coal, copper, zinc, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) includes general and administration, exploration, research and development and other operating income (expense). Sales between operations are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets have been allocated amongst segments.

(CAD$ in millions)	Three months ended September 30, 2019
	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,277	$601	$1,038	$255	$–	$3,171
Less: Intra-segment revenues	–	–	(136)	–	–	(136)
Revenues	1,277	601	902	255	–	3,035
Cost of sales	(852)	(458)	(695)	(243)	–	(2,248)
Gross profit	425	143	207	12	–	787
Other operating income (expenses)	(23)	(66)	(20)	(9)	(68)	(186)
Profit (loss) from operations	402	77	187	3	(68)	601
Net finance expense	(15)	(36)	(11)	(5)	11	(56)
Non-operating income (expenses)	3	6	(1)	–	(7)	1
Share of loss of associates and joint ventures	–	(1)	–	–	(1)	(2)
Profit (loss) before taxes	390	46	175	(2)	(65)	544
Capital expenditures	$288	$552	$91	$50	$2	$983

74      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

11.	SEGMENTED INFORMATION, continued

(CAD$ in millions)	Three months ended September 30, 2018
	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,505	$611	$1,038	$209	$–	$3,363
Less: Intra-segment revenues	–	–	(154)	–	–	(154)
Revenues	1,505	611	884	209	–	3,209
Cost of sales	(871)	(440)	(666)	(223)	–	(2,200)
Gross profit	634	171	218	(14)	–	1,009
Other operating income (expenses)	(10)	(102)	854	(2)	(67)	673
Profit (loss) from operations	624	69	1,072	(16)	(67)	1,682
Net finance expense	(10)	(12)	(9)	(7)	(36)	(74)
Non-operating income (expenses)	(3)	2	–	(1)	14	12
Share of loss of associates and joint ventures	–	(1)	–	–	–	(1)
Profit (loss) before taxes	611	58	1,063	(24)	(89)	1,619
Capital expenditures	$237	$195	$115	$36	$–	$583

(CAD$ in millions)	Nine months ended September 30, 2019
	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$4,417	$1,877	$2,631	$762	$–	$9,687
Less: Intra-segment revenues	–	–	(408)	–	–	(408)
Revenues	4,417	1,877	2,223	762	–	9,279
Cost of sales	(2,546)	(1,390)	(1,742)	(721)	–	(6,399)
Gross profit	1,871	487	481	41	–	2,880
Asset impairment	(171)	–	–	–	–	(171)
Other operating income (expense)	(87)	(163)	(30)	(20)	(233)	(533)
Profit (loss) from operations	1,613	324	451	21	(233)	2,176
Net finance expense	(44)	(81)	(34)	(20)	7	(172)
Non-operating income (expense)	(11)	47	(6)	(2)	(133)	(105)
Share of loss of associates and joint ventures	–	(1)	–	–	(1)	(2)
Profit (loss) before taxes	1,558	289	411	(1)	(360)	1,897
Capital expenditures	843	1,232	203	147	8	2,433
Goodwill	702	407	–	–	–	1,109
Total assets	$16,054	$12,707	$4,188	$6,262	$2,606	$41,817

75      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

11.	SEGMENTED INFORMATION, continued

(CAD$ in millions)	Nine months ended September 30, 2018
	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$4,675	$2,081	$2,775	$287	$–	$9,818
Less: Intra-segment revenues	–	–	(501)	–	–	(501)
Revenues	4,675	2,081	2,274	287	–	9,317
Cost of sales	(2,454)	(1,342)	(1,611)	(300)	–	(5,707)
Gross profit	2,221	739	663	(13)	–	3,610
Other operating income (expense)	(43)	(228)	848	7	(214)	370
Profit (loss) from operations	2,178	511	1,511	(6)	(214)	3,980
Net finance expense	(37)	(32)	(27)	(11)	(54)	(161)
Non-operating income (expense)	16	6	5	–	(39)	(12)
Share of loss of associates and joint ventures	–	(2)	–	–	(1)	(3)
Profit (loss) before taxes	2,157	483	1,489	(17)	(308)	3,804
Capital expenditures	676	510	261	324	3	1,774
Goodwill	702	397	–	–	–	1,099
Total assets	$15,426	$9,827	$3,721	$6,136	$3,263	$38,373

12.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2019, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (TML) in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. TML has exhausted its appeal rights in respect of that decision. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow completion of the remedial investigation and feasibility study being undertaken by TAI.

76      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

12.	CONTINGENCIES, continued

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

During the year ended December 31, 2018, Teck Coal Limited (TCL) received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government in British Columbia. This permit references the Elk Valley Water Quality Plan, an area-based management plan developed by Teck in accordance with a 2013 Order of the British Columbia Minister of Environment. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. It is not possible at this time to fully assess the viability of TCL’s potential defences to any charges, or to estimate the potential financial impact on TCL of any conviction. Nonetheless, that impact may be material.

13.	SEASONALITY OF SALES
Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

14.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

77      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

14.	FAIR VALUE MEASUREMENTS, continued

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices for forward curves for respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at September 30, 2019 and December 31, 2018 are summarized in the following table:

(CAD$ in millions)	September 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$754	$–	$–	$754	$68	$–	$–	$68
Marketable equity securities	50	–	36	86	44	–	36	80
Debt securities	101	–	3	104	90	–	3	93
Settlement receivables	–	610	–	610	–	557	–	557
Derivative instruments and embedded derivatives	–	37	–	37	–	86	–	86
	$905	$647	$39	$1,591	$202	$643	$39	$884
Financial liabilities
Derivative instruments and embedded derivatives	$–	$34	$–	$34	$–	$45	$–	$45
Settlement payables	–	23	–	23	–	45	–	45
	$–	$57	$–	$57	$–	$90	$–	$90

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at September 30, 2019.

78      Teck Resources Limited 2019 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

15.	INCOME TAXES

Scope of Antamina’s Peruvian Tax Stability Agreement

In the first quarter of 2019, the Peruvian tax authority, La Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT), issued an income tax assessment for the 2013 taxation year to Antamina (our joint operation in which we own a 22.5% share), denying accelerated depreciation claimed by Antamina in respect of a mill expansion and other assets, on the basis that the expansion was not covered by Antamina’s tax stability agreement. Antamina objected to the 2013 assessment, but lost its appeal with SUNAT this quarter. The issue also arises in subsequent taxation years and we expect that it will be raised in those years. Antamina management intends to pursue the issue in the Peruvian courts. Based on opinions of counsel, we have provided for the tax on this issue for all years possibly affected. As the tax differences are largely timing related, the current tax expense, net of deferred tax recovery, is $1 million (US $1 million). Further, based on opinions of our counsel, we believe that Antamina’s position will more likely than not prevail in relation to associated interest and penalties. As a result, we have not provided for Teck’s share of interest and penalties for any years as at September 30, 2019.

Alberta Corporate Tax Rate Reduction

During the second quarter of 2019, legislation was enacted to reduce the Alberta corporate tax rate from 12% to 8% over the next two and a half years. As a result, we recognized a deferred tax recovery of $39 million in the nine months ended September 30, 2019.

79      Teck Resources Limited 2019 Third Quarter News Release